HypoVereinsbank

04036460

SEC MAIL PROCESSING SECTION RECEIVED AUG 23 2004 WASH. D.C. 155

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, August 12th, 2004

Hypotheken Und Wechsel Bank

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Interim Report at June 30, 2004
- Investor Relations Release dated August 5th, 2004 commenting on HVB Group's results for the first half of 2004

You will receive the items listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

PROCESSED
AUG 24 2004
THOMSON FINANCIAL

By: [signature]
Name: Natascha Ropeter
Title: IR Manager

Enclosure

dlw 8/24

File No.
82-3777

HVB Group

SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2004
WASH. D.C. 105 SECTION

INVESTOR RELATIONS RELEASE **AUGUST 5, 2004**

Results for the first half of 2004: HVB Group records a substantial earnings leap in the second quarter

- **Operating profit (€ 359 million) in the second quarter of 2004 boosted by nearly 24% compared to the previous quarter**
- **Total operating revenues increased to € 2,349 million: net interest income (€ 1,453 million) boosted significantly, stable net commission income (€ 692 million), lower trading profit (€ 182 million)**
- **Administrative expenses (€ 1,571 million): slight increase due to VuW integration**
- **Loan loss provisions (€ 419 million) decline noticeably: expectation for full-year 2004 reduced significantly to € 1.8 billion**
- **Pre-tax profit (€ 336 million) improved by about 69% versus the previous quarter**
- **Net income (€ 155 million) nearly tripled**
- **Target ranges for 2004 unchanged**

Today, HVB Group presents its interim report at June 30, 2004. To enhance comparability, we have adjusted the previous year's figures for the current income and expenses of the disposed companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei, the effects from the contractual trust agreement (CTA) and the risk shelter. The results for the first half of 2003 did not include the disposal gains for norisbank and Bank von Ernst.

HVB Group boosted its operating profit to € 359 million in the second quarter, exceeding the result of the previous quarter (€ 290 million) by 23.8%. This trend is not only due to an increase in operating revenues, accompanied by a slight uptick in administrative expenses, but also to a significant reduction in loan loss provisions.

Dieter Rampl, Spokesman of the Board of Managing Directors of HVB Group, comments: "We made significant progress in our operating business in the second quarter. Our revenue-increasing measures are beginning to bear fruit. On the risk front, too, tensions are easing noticeably. This shows that we are on the right track. If we continue our ongoing efforts in HVB Group, I am confident with respect to the achievement of our ambitious targets for fiscal 2004 as a whole."

Detailed breakdown of the results:

Compared to the first quarter (€ 1,285 million), net interest income increased very clearly in the second quarter, by 13.1% to € 1,453 million. The expected positive influences from the capital increase completed at the beginning of the quarter contributed to this result, too. The second quarter also included non-recurrent seasonal and one-off effects of approx. € 75 million. Overall, it becomes clear that HVB Group recorded an earnings improvement that will have a sustainable effect. At the mid-year mark, net interest income amounted to € 2,738 million, which is 0.7% above the previous year's figure (€ 2,720 million).

Net commission income came to € 692 million in the second quarter, which nearly corresponds to the favorable performance recorded in the first three months (€ 701 million). At € 1,393 million, it exceeded the prior-year level (€ 1,267 million) by 9.9% at the end of June 2004. In a more difficult capital market environment, trading profit did not reach the high level recorded in the first quarter (€ 262 million €), coming in at € 182 million. The result after the first half of 2004 is thus € 444 million, which is 8.6% below the prior-year level (€ 486 million).

Compared to the result of the first three months, which included the disposal gain for Bankhaus BethmannMaffei of € 53 million, the balance of other operating income and expenses declined to € 22 million in the second quarter. In a year-on-year comparison, the balance stood at € 91 million, which is 85.7% above the prior-year level (€ 49 million). Total operating revenues increased 1.4%, to € 2,349 million, in the second quarter, compared to € 2,317 million (including disposal gain of € 53 million) in the previous quarter. On a year-on-year basis, they increased 3.2%, from € 4,522 million to € 4,666 million.

At € 1,571 million, administrative expenses edged up slightly in the second quarter (Q1: € 1,542 million). This increase is virtually exclusively due to one-time integration costs for Vereins- und Westbank, which will burden the income statement of the current fiscal year 2004 with an amount of € 40 million. In a six-month comparison, administrative expenses of € 3,113 million were 1.2% above the prior-year level (€ 3,077 million). The cost-income ratio came to 66.7%

at the end of June (12/03 adjusted: 65.8%, 03/04: 66.6%).

Whereas HVB Group still projected loan loss provisions of € 1,940 million after the first quarter, we have now reduced our risk provisioning expectation for full-year 2004 noticeably, to € 1,809 million. Apart from a macroeconomic easing of tensions, this is due to the success of our stringent risk management. Because the full-year projection is posted on a pro-rata basis, the figure for the first six months amounts to € 904 million (-20.9% versus the prior-year level of € 1,143 million). On a stand-alone basis, loan loss provisions in the second quarter thus declined substantially versus the first quarter, from € 485 million to € 419 million.

At € 359 million, the operating profit of the second quarter significantly exceeded the result of the first three months (€ 290 million), advancing 23.8%. After six months, operating profit more than doubled, to € 649 million, compared to the prior-year level (€ 302 million). This means that the operating performance of HVB Group continued to improve noticeably.

In the second quarter, net income from investments of € 120 million included disposal gains for our participations in Brau und Brunnen and E.ON. At the mid-year mark, it amounted to € 139 million. Expenses for the amortization of goodwill came to € 39 million in the second quarter and € 77 million in the first six months. Other income and expenses of € -104 million in the second quarter and € -176 million at the end of June included pro-rata risk sheltering for Hypo Real Estate Group, which may amount to a maximum of € 130 million in the current year. A pro-rata share of € 65 million was taken into account in the first half of 2004. In addition, this item also included higher absorbed losses for companies attributable to the Workout Real Estate segment.

Pre-tax profit amounted to € 336 million in the second quarter, substantially surpassing the first-quarter result (€ 199 million). At € 535 million in the first half of the year, it more than tripled compared to the prior-year level (€ 165 million). After taxes and minority interests, HVB Group generated a net profit of € 155 million in the second quarter – a figure nearly three times as high as in the previous quarter (€ 53 million). The net income for the first six months was € 208 million, compared to a loss of € 20 million in same period of the previous year.

2004 target ranges

HVB Group leaves its targets for fiscal 2004 as a whole unchanged. At the end of June, HVB Group had already reached some of its pro-rata target ranges. Additional positive earnings stimuli can be expected in the second half of the year due to the consistent implementation of activities aimed at boosting revenues, winning new customers and sustainably expanding cross-selling within the framework of the "Growing with Europe" program.

HVB Group in € million	**Target 2004**	**01/01/ - 06/30/2004e**	**01/01/ - 06/30/2004**
Total operating revenues in € million	9,600 – 10,000	4,780 – 4,980	4,666
Administrative expenses in € million	6,100 – 6,300	3,050 – 3,150	3,113
Loan loss provisions in € million	1,900 – 2,100	950 – 1,050	904
Operating profit in € million	1,400-1,700	680 - 830	649
Cost-income ratio in %	63-65	63 - 65	66.7

Segment reporting

The Germany business segment significantly boosted its operating profit in the first half of 2004, by € 137 million to € 58 million, although the current income and expenses of the disposed companies norisbank, Bank von Ernst and BethmannMaffei as well as the effects from the contractual trust agreement (CTA) were missing in 2004. On an adjusted basis, the segment's operating profit increased by as much as € 181 million, with the disposal gain for BethmannMaffei of € 53 million playing a role in this context, too.

In the Austria & CEE business segment, operating profit soared significantly year-on-year, by 82% to € 346 million. This was not only attributable to an increase in operating revenues, but also to a reduction in loan loss provisions. Within this segment, the increase in operating profit in the CEE Division by a factor of 1.5 is particularly satisfactory.

Earnings trends in the Corporates & Markets business segment were burdened by reduced operating revenues in the first half of the year, especially with respect to net interest income. De-

spite considerably lower loan loss provisions, operating profit thus moved down 18.5%, to € 371 million. Nevertheless, this segment posted the highest earnings contribution within HVB Group, as was also the case in the previous year.

Risk assets and capital ratios

At June 30, 2004, risk weighted assets compliant with BIS rules amounted to € 241.5 billion. This is € 0.3 billion less than at the end of the previous year. Compared to December 31, 2003, the core capital ratio improved from 5.9% to 7.2% due to the capital increase, and the equity funds ratio rose from 9.7% to 11.3%.

The interim report for the first six months of 2004 will be available for download from our website at http://www.hvbgroup.com/ir. The conference call is scheduled for 9:00 a.m. (CET). The analyst presentation will also be available on the Internet.

Dial-in numbers from:

Germany:	069 50 957 7027
Europe (incl. UK):	0049 69 50 957 7027
USA:	01149 69 50 957 7027

The conference call will be recorded and can be accessed during the first 48 hours via the following phone numbers:

Germany:	069 50 957 9999
Europe (incl. UK):	0049 69 50 957 9999
USA:	01149 69 50 957 9999

(access code: 2 6 5 9 5 4)

Subsequently, the conference call will be available on our website.

FINANCIAL HIGHLIGHTS

HVB Group	1/1-6/30/2004	2003
Key indicators (in %)		
Return on equity after taxes (excl. amortization of goodwill)	4.3	-11.2
Return on equity after taxes	3.2	-19.7
Return on equity before taxes (excl. amortization of goodwill)	7.9	-6.9
Return on equity before taxes	6.9	-14.6
Cost-income ratio (based on operating revenues)	66.7	63.0
Ratio of net commission income to operating revenues	29.9	27.6
Earnings	**1/1-6/30/2004**	**1/1-6/30/2003**
Operating profit (in € m)	649	346
Profit/Loss (in € m)	208	(226)
Earnings per share (excl. amortization of goodwill in €)	0.44	(0.22)
Earnings per share (in €)	0.32	(0,42)
Balance sheet figures (in € bn)	**6/30/2004**	**12/31/2003**
Total assets	469.4	479.5
Total lending volume	334.2	338.3
Shareholders' equity	13.4	10.3
Key capital ratios compliant with the BIS	**6/30/2004**	**12/31/2003**
Core capital (in € bn)	17.4	14.4
Equity funds (in € bn)	29.8	25.6
Risk assets (in € bn)	241.5	241.8
Core capital ratio (in %)	7.2	5.9
Equity funds ratio (in %)	11.3	9.7
Share information	**1/1-6/30/2004**	**2003**
Share price: Reference Date (in €)	14.62	17.62[1)]
High (in €)	21.13	19.26[1)]
Low (in €)	13.05	5.47[1)]
Market capitalization (in € bn)	11.0	9.8[2)]
	6/30/2004	**12/31/2003**
Employees	57,874	60,214
Branch offices	2,055	2,062

1) HVB share price adjusted for subscription right discount.
2) prior to capital increase

QUARTERLY OVERVIEW

in m €	2. Quarter 2004	1.Quarter 2004	Change in m €	Change in %
Net interest income	1,453	1,285	+168	+13.1
Provisions for losses on loans and advances	419	485	(66)	-13.6
Net interest income after provisions for losses on loans and advances	1,034	800	+234	+29.3
Net commission income	692	701	(9)	-1.3
Trading profit	182	262	(80)	-30.5
General administrative expenses	1,571	1,542	+29	+1.9
Balance of other operating income and expenses	22	69	(47)	-68.1
Operating profit (loss)	**359**	**290**	**+69**	**>+23.8**
Net income from investments	120	19	+101	>+100.0
Amortization of goodwill	39	38	+1	2.6
Balance of other income and expenses	(104)	(72)	(32)	-44,4
Profit (loss) from ordinary activities/pre-tax profit	**336**	**199**	**+137**	**>+68.8**
Taxes on income	111	88	+23	26.1
Net profit (loss)	**225**	**111**	**+114**	**>+100.0**
Minority interest in net income (loss)	(70)	(58)	(12)	-20,7
Net profit (loss) adjusted for minority interest	**155**	**53**	**102**	**>+100.0**
for information: sum of operating revenues	**2,349**	**2,317**	**+32**	**+1.4**

INCOME STATEMENT FROM JANUARY 1 to June 30, 2004
(adjusted previous year's figures [1])

in € m	1/1/-6/30/ 2004	1/1/-6/30/ 2003 [1]	Change in m €	in %
Net interest income	2,738	2,720	+18	+0.7
Provisions for losses on loans and advances	904	1,143	(239)	-20.9
Net interest income after provisions for losses on loans and advances	1,834	1,577	+257	+16.3
Net commission income	1,393	1,267	+126	+9.9
Trading profit	444	486	(42)	-8.6
General administrative expenses	3,113	3,077	+36	+1.2
Balance of other operating income and expenses	91	49	+42	+85.7
Operating profit (loss)	**649**	**302**	**+347**	**>+100.0**
Net income from investments	139	19	+120	>+100.0
Amortization of goodwill	77	107	(30)	-28.0
Balance of other income and expenses	(176)	(49)	(127)	>-100.0
Profit (loss) from ordinary activities/pre-tax profit	**535**	**165**	**+370**	**>+100.0**
Taxes on income	199	154	+45	+29.2
Net profit (loss)	**336**	**11**	**+325**	**>+100.0**
Minority interest in net income (loss)	(128)	(31)	(97)	>-100.0
Net profit (loss) adjusted for minority interest	**208**	**(20)**	**+228**	**>+100.0**
for information: sum of operating revenues	4,666	4,522	144	3.2

1) The previous year's figures have been adjusted for the current income and expenses of the disposed companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei as well as the effects from the contractual trust arrangement (CTA) and the costs related to the risk sheltering.

CONSOLIDATED BALANCE SHEET at June 30, 2004

Assets in m €	**6/30/2004**	**12/31/2003**	**Change in m €**	**in %**
Cash reserves	6,694	5.708	+ 986	+ 17.3
Assets held for trading purposes	74,016	80,462	(6,446)	- 8.0
Placements with, and loans and advances to, other banks	53,226	52,842	+ 384	+ 0.7
Loans and advances to customers	281,348	283,525	(2,177)	- 0.8
Write-downs on loans and advances	(11,660)	(11,361)	(299)	- 2.6
Investments	50,768	53,000	(2,232)	- 4.2
Property, plant and equipment	2,899	3,001	(102)	- 3.4
Intangible assets	2,688	2,721	(33)	- 1.2
Other assets	9,400	9,557	(157)	- 1.6
Total assets	**469,379**	**479,455**	**(10,076)**	**- 2.1**

Shareholders' Equity and Liabilities in m €	**6/30/2004**	**12/31/2003**	**Change in m €**	**in %**
Deposits from other banks	103,731	112,964	(9,233)	- 8.2
Amounts owed to other depositors	144,899	140,312	+ 4,587	+ 3.3
Promissory notes and other liabilities evidenced by paper	123,011	122,728	+ 283	+ 0.2
Liabilities held for trading purposes	47,860	55,233	(7,373)	- 13.3
Provisions	6,902	6,847	+ 55	+ 0.8
Other liabilities	8,193	9,400	(1,207)	- 12.8
Subordinated capital	18,967	19,183	(216)	- 1.1
Minority interest	2,452	2,476	(24)	- 1.0
Shareholders' equity	13,364	10,312	+ 3,052	+ 29.6
Subscribed capital	2,252	1,609	+ 643	+ 40.0
Additional paid-in capital	11,612	9,295	+ 2,317	+ 24.9
Retained earnings	--	–	--	--
Reserves from currency – and other changes	32	(40)	+ 72	
Change in valuation of financial instruments	(740)	(552)	(188)	- 34.1
AfS reserve	143	326	(183)	- 56.1
Hedge reserve	(883)	(878)	(5)	- 0.6
Consolidated profit 2003	--	--	–	--
Profit/loss 1/1-6/30	208	--	+ 208	> +100.0
Total shareholders' equity and liabilities	**469,379**	**479,455**	**- 10,076**	**- 2.1**

:GMENT REPORTING
PERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO June 30, 2004

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net interest income						
1/1-6/30/2004	1,328	1,046	441	(9)	(68)	2,738
1/1-6/30/2003	1,478	940	651	(9)	(183)	2,877
Provisions for losses on loans and advances						
1/1-6/30/2004	571	213	91	30	(1)	904
1/1-6/30/2003	693	236	203	30	2	1,164
Net commission income						
1/1-6/30/2004	595	602	195	--	1	1,393
1/1-6/30/2003	597	536	211	--	(15)	1,329
Trading profit (loss)						
1/1-6/30/2004	--	27	408	--	9	444
1/1-6/30/2003	3	48	397	--	39	487
General administrative expenses						
1/1-6/30/2004	1,377	1,116	597	4	19	3,113
1/1-6/30/2003	1,493	1,098	607	14	21	3,233
Balance of other operating income and expenses						
1/1-6/30/2004	83	--	15	(2)	(5)	91
1/1-6/30/2003	29	--	6	(3)	18	50
Operating profit (loss)						
1/1-6/30/2004	58	346	371	(45)	(81)	649
1/1-6/30/2003	(79)	190	455	(56)	(164)	346

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net income from investments						
1/1-6/30/2004	(7)	(13)	(7)	--	166	139
1/1-6/30/2003	(4)	30	(9)	--	(15)	2
Amortization of goodwill						
1/1-6/30/2004	10	42	20	--	5	77
1/1-6/30/2003	9	65	31	--	2	107
Balance of other income and expenses						
1/1-6/30/2004	(4)	(1)	(1)	(104)	(66)	(176)
1/1-6/30/2003	(5)	(1)	(2)	(36)	(235)	(279)
Profit (loss) from ordinary activities/Pre-tax profit						
1/1-6/30/2004	37	290	343	(149)	14	535
1/1-6/30/2003	(97)	154	413	(92)	(416)	(38)
of which: Bank Austria Group						
1/1-6/30/2004		290	39		(5)	324
1/1-6/30/2003		154	22		(1)	175

EY RATIOS, BY BUSINESS SEGMENTS

in %	Germany	Austria / CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Cost-income-ratio (based on operating revenues)						
1/1-6/30/2004	68.6	66.6	56.4	--	--	66.7
1/1-6/30/2003	70.9	72.0	48.0	--	--	68.2
1/1-12/31/2003	63.2	71.6	44.1	--	--	63.0
Return on equity before taxes, net of amortization of goodwill [2]						
1/1-6/30/2004	1.4	15.6	19.4	--	--	7.9
1/1-6/30/2003	3.5	16.5	24.8	--	--	-6.9
Return on equity before taxes [2]						
1/1-6/30/2004	1.1	13.6	18.3	--	--	6.9
1/1-6/30/2003	3.2	-7.3	15.6	--	--	-14.6
Return on equity after taxes, net of amortization of goodwill [3]						
1/1-6/30/2004	1.1	8.4	14.1	--	--	4.3
1/1-6/30/2003	2.8	8.2	23.3	--	--	-11.2
Return on equity after taxes [3]						
1/1-6/30/2004	0.7	6.1	12.8	--	--	3.2
1/1-6/30/2003	2.5	-17.9	13.3	--	--	- 19.7

) The ratios for the "Real Estate Workout" segment are not ecnomically meaningful.

) Pre-tax profit and pre-tax profit after adjustment for goodwill amortization in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments) including minority interests Pre-tax profit and pre-tax profit after adjustment for goodwill amortization in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments) including minority interests

) Net annual profit/loss and net annual profit/loss after adjustment for goodwill amortization in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments)

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@ hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@ hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@ hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements, They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events,

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement, Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

File No.
82-3777

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 23 2004
WASH. D.C. 155

HVB Group

INVESTOR RELATIONS RELEASE 5. AUGUST 2004

Ergebnis des ersten Halbjahres 2004: HVB Group mit deutlichem Ergebnissprung im zweiten Quartal

- **Betriebsergebnis (359 Mio. €) im zweiten Quartal 2004 um knapp 24% gegenüber Vorquartal gesteigert**
- **Gesamte operative Erträge auf 2.349 Mio € erhöht: Zinsüberschuss (1.453 Mio €) signifikant gesteigert, stabiler Provisionsüberschuss (692 Mio €), niedrigeres Handelsergebnis (182 Mio €)**
- **Verwaltungsaufwendungen (1.571 Mio €): Leichter Anstieg durch Integration VuW**
- **Kreditrisikovorsorge (419 Mio €) geht kräftig zurück: Erwartung für das Gesamtjahr 2004 deutlich auf 1,8 Mrd € gesenkt**
- **Ergebnis vor Steuern (336 Mio €) gegenüber Vorquartal um ca. 69% verbessert**
- **Gewinn (155 Mio €) nahezu verdreifacht**
- **Zielbandbreiten 2004 unverändert**

Die HVB Group legt heute ihren Zwischenbericht zum 30. Juni 2004 vor. Zur besseren Vergleichbarkeit haben wir die Vorjahreszahlen um die laufenden Aufwendungen und Erträge der veräußerten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei, um die Effekte aus dem Contractual Trust Arrangement (CTA) sowie um den Risikoschirm bereinigt. Die Veräußerungsgewinne von norisbank und Bank von Ernst waren im Vorjahresergebnis des ersten Halbjahres 2003 nicht enthalten.

Die HVB Group hat ihr Betriebsergebnis im zweiten Quartal auf 359 Mio € gesteigert und damit das Ergebnis des Vorquartals (290 Mio €) um 23,8% übertroffen. Neben einem Anstieg der operativen Erträge bei leicht erhöhten Verwaltungsaufwendungen hat hierzu ein deutlicher Rückgang der Kreditrisikovorsorge beigetragen.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Wir haben im zweiten Quartal operativ deutliche Fortschritte gemacht. Unsere Maßnahmen zur Steigerung der Erträge beginnen zu greifen. Auch auf der Risikoseite zeichnet sich eine deutliche Entspannung ab. Das zeigt: Wir sind auf dem richtigen Weg. Wenn wir uns in der HVB Group weiterhin so anstrengen, bin ich zuversichtlich mit Blick auf unsere ambitionierten Ziele für das Gesamtjahr 2004."

Die Ergebnisse im Einzelnen:

Gegenüber dem ersten Quartal (1.285 Mio €) verbesserte sich der Zinsüberschuss im zweiten Quartal sehr deutlich um 13,1% auf 1.453 Mio €. Dazu haben auch die erwartungsgemäß positiven Einflüsse aus der Anfang des Quartals abgeschlossenen Kapitalerhöhung beigetragen. Im zweiten Quartal sind auch nicht wiederkehrende saisonale und Einmaleffekte im Umfang von rund 75 Mio. € enthalten. Insgesamt zeigt sich, dass die HVB Group eine nachhaltig wirksame Ergebnisverbesserung verzeichnet. Zum Halbjahr erreichte der Zinsüberschuss 2.738 Mio €; das sind 0,7% mehr als im Vorjahr (2.720 Mio €).

Der Provisionsüberschuss lag im zweiten Quartal bei 692 Mio € und damit nahezu auf Höhe des guten Ergebnisses der ersten drei Monate (701 Mio €). Zum Halbjahr übertraf er mit 1.393 Mio € den Vorjahreswert (1.267 Mio €) um 9,9%. In einem schwierigeren Kapitalmarktumfeld konnte das Handelsergebnis den hohen Wert des ersten Quartals (262 Mio €) mit 182 Mio € nicht erreichen. Nach dem ersten Halbjahr erreichte das Ergebnis 444 Mio € und bewegte sich damit um 8,6% unterhalb des Vorjahreswertes (486 Mio €).

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen ging gegenüber dem Ergebnis der ersten drei Monate, das den Veräußerungsgewinn BethmannMaffei von 53 Mio € enthielt, im zweiten Quartal auf 22 Mio € zurück. Im Vorjahresvergleich lag der Saldo bei 91 Mio € und damit um 85,7% über Vorjahr (49 Mio €). Die gesamten operativen Erträge stiegen im Vergleich mit dem Vorquartal (2.317 Mio €, davon 53 Mio € Veräußerungsgewinn) im zweiten Quartal um 1,4% auf 2.349 Mio € an. Im Vorjahresvergleich legten sie um 3,2% von 4.522 Mio € auf 4.666 Mio € zu.

Mit 1.571 Mio € stiegen die Verwaltungsaufwendungen im zweiten Quartal leicht an (Q1: 1.542 Mio €). Der Anstieg ist nahezu ausschließlich auf einmalige Integrationskosten für die Vereins- und Westbank zurückzuführen, die die Erfolgsrechnung des laufenden Jahres mit 40 Mio € belasten. Im Halbjahresvergleich lagen die Verwaltungsaufwendungen mit 3.113 Mio € um 1,2% über dem Vorjahr (3.077 Mio €). Die Cost-income-ratio belief sich per Ende Juni auf 66,7% (12/03 bereinigt: 65,8%, 03/04: 66,6%).

Nachdem die HVB Group nach dem ersten Quartal noch von einem Wert von 1.940 Mio € ausgegangen war, haben wir unsere Erwartung bezüglich der Risikovorsorge für das Gesamtjahr 2004 deutlich auf 1.809 Mio € gesenkt. Neben den gesamtwirtschaftlichen Entspannungstendenzen kommt hier unser striktes Risikomanagement erfolgreich zum Tragen. Da die Gesamtjahreserwartung anteilig angesetzt wird, beträgt dieser Wert nach sechs Monaten 904 Mio € (-20,9% im Vergleich mit dem Vorjahreswert von 1.143 Mio €). Im isolierten zweiten Quartal geht die Risikovorsorge gegenüber dem ersten Quartal damit deutlich von 485 Mio € auf 419 Mio € zurück.

Mit 359 Mio € übertraf das Betriebsergebnis des zweiten Quartals das Ergebnis der ersten drei Monate (290 Mio €) deutlich um 23,8%. Nach sechs Monaten konnte sich das Betriebsergebnis mit 649 Mio € gegenüber dem Vorjahreswert (302 Mio €) mehr als verdoppeln. Damit hat sich die operative Entwicklung der HVB Group weiter spürbar verbessert.

Im zweiten Quartal sind im Finanzanlageergebnis von 120 Mio € die Veräußerungsgewinne für unsere Beteiligungen an Brau und Brunnen sowie E.ON enthalten. Zum Halbjahr erreichte es 139 Mio €. Der Aufwand für die Abschreibung auf Geschäfts- oder Firmenwerte belief sich nach 39 Mio € im zweiten Quartal in den ersten sechs Monaten auf 77 Mio €. In den übrigen Erträgen und Aufwendungen von -104 Mio € im zweiten Quartal bzw. –176 Mio € per Ende Juni ist die Risikoabschirmung für die Hypo Real Estate Group anteilig enthalten, die sich für dieses Jahr auf maximal 130 Mio. € belaufen kann. Sie ist im ersten Halbjahr 2004 mit anteilig 65 Mio. € berücksichtigt. Darüber hinaus sind in dieser Position auch gestiegene Verlustübernahmen für Gesellschaften, die dem Segment WIM zugeordnet sind, enthalten.

Das Ergebnis vor Steuern erreichte im zweiten Quartal 336 Mio € und übertraf damit das Ergebnis des ersten Quartals (199 Mio €) erheblich. Zum Halbjahr lag es mit 535 Mio € um mehr als das Dreifache über dem Vorjahr (165 Mio €). Nach Steuern und Fremdanteilen erzielte die HVB Group mit 155 Mio € einen im zweiten Quartal gegenüber Vorquartal (53 Mio €) nahezu verdreifachten Gewinn. Dieser betrug nach sechs Monaten 208 Mio € gegenüber einem Verlust von 20 Mio € im Vorjahr.

Zielbandbreiten 2004

Die HVB Group hält ihre Ziele für das Gesamtjahr 2004 aufrecht. Per Ende Juni hat die HVB Group die anteiligen Zielbandbreiten bereits zum Teil erreicht. Mit dem konsequenten Umsetzen der Aktivitäten zur Steigerung der Erträge, zur Gewinnung von Neukunden und zum nachhaltigen Ausbau des Cross-Selling im Rahmen des Programms "Mit Europa wachsen" sind zusätzliche, positive Ergebniseffekte im zweiten Halbjahr zu erwarten.

HVB Group **in Mio €**	**Planung 2004**	**1.1.- 30.6.2004e**	**1.1.- 30.6.2004**
Gesamte operative Erträge in Mio €	9.600 - 10.000	4.780 - 4.980	4.666
Verwaltungsaufwendungen in Mio €	6.100 - 6.300	3.050 - 3.150	3.113
Kreditrisikovorsorge in Mio €	1.900 - 2.100	950 - 1.050	904
Betriebsergebnis in Mio €	1.400 -1.700	680 - 830	649
Cost-Income-Ratio in %	63 - 65	63 - 65	66,7

Erfolgsrechnung nach Geschäftsfeldern

Das Geschäftsfeld Deutschland konnte zum ersten Halbjahr 2004 das Betriebsergebnis deutlich um 137 Mio. € auf 58 Mio. € steigern, obwohl in 2004 die Erträge und Aufwendungen der entkonsolidierten Gesellschaften norisbank, Bank von Ernst und BethmannMaffei sowie die Effekte aus dem CTA fehlen. Auf bereinigter Basis ergibt sich sogar eine Steigerung des Betriebsergebnisses um 181 Mio. €, auch infolge des Veräußerungsgewinns Bankhaus BethmannMaffei in Höhe von 53 Mio. €.

Im Geschäftsfeld Austria&CEE erhöhte sich das Betriebsergebnis im Vergleich zum Vorjahr kräftig um 82% auf 346 Mio. €. Neben dem Anstieg der operativen Erträge trug hierzu auch eine Reduzierung der Kreditrisikovorsorge bei. Innerhalb des Geschäftsfelds ist der Anstieg des Betriebsergebnisses des Ressorts CEE um das 1,5fache besonders erfreulich.

Die Ergebnisentwicklung des Geschäftsfelds Corporates&Markets wurde im ersten Halbjahr durch rückläufige operative Erträge, vor allem im Zinsüberschuss belastet. Trotz deutlich reduzierter Risikovorsorge ist daher das Betriebsergebnis um 18,5% auf 371 Mio. € gesunken. Dennoch erreicht das Geschäftsfeld wie im Vorjahr den höchsten Ergebnisbeitrag innerhalb der HVB Group.

Risikoaktiva und Kapitalquoten

Zum 30.6.2004 beliefen sich die Risikoaktiva gemäß BIZ auf 241,5 Mrd. €. Das sind 0,3 Mrd. € weniger als zum Ende des Vorjahres. Gegenüber Jahresende 2003 hat sich durch die Kapitalerhöhung die Kernkapitalquote von 5,9% auf 7,2% und die Eigenmittelquote von 9,7% auf 11,3% verbessert.

Der Zwischenbericht zum ersten Halbjahr 2004 wird auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt. Der Conference Call findet um 9.00 Uhr (CET) statt. Die Analystenpräsentation steht ebenfalls im Internet bereit.

Einwahlnummern aus:

Deutschland:	069 50 957 7027
Europa (inkl. U.K.):	0049 69 50 957 7027
USA:	01149 69 50 957 7027

Der Conference Call wird aufgezeichnet und ist die ersten 48 Stunden abrufbar unter folgender Telefonnummer:

Deutschland:	069 50 957 9999
Europa (inkl. U.K.):	0049 69 50 957 9999
USA:	01149 69 50 957 9999

(access code: 2 6 5 9 5 4)

Danach ist der Conference Call auf unserer Homepage abrufbar.

Financial Highlights

HVB Group	1.1. – 30.6.2004	2003
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	4,3	-11,2
Eigenkapitalrentabilität nach Steuern	3,2	-19,7
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen)	7,9	-6,9
Eigenkapitalrentabilität vor Steuern	6,9	-14,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,7	63,0
Anteil Provisionsüberschuss an den operativen Erträgen	29,9	27,6
Erfolgszahlen	**1.1. – 30.6.2004**	**1.1.-30.6.2003**
Betriebsergebnis (in Mio €)	649	346
Gewinn/Verlust (in Mio €)	208	-226
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	0,44	-0,22
Ergebnis je Aktie (in €)	0,32	-0,42
Bilanzzahlen (in Mrd €)	**30.6.2004**	**31.12.2003**
Bilanzsumme	469,4	479,5
Kreditvolumen	334,2	338,3
Bilanzielles Eigenkapital	13,4	10,3
Bankaufsichtsrechtliche Kennzahlen nach BIZ	**30.6.2004**	**31.12.2003**
Kernkapital (in Mrd €)	17,4	14,4
Eigenmittel (in Mrd €)	29,8	25,6
Risikoaktiva (in Mrd €)	241,5	241,8
Kernkapitalquote (in %)	7,2	5,9
Eigenmittelquote (in %)	11,3	9,7

Aktie	**1.1.- 30.6.2004**	**2003**
Börsenkurs : Stichtag (in €)	14,62	17,62 [1)]
Höchststand (in €)	21,13	19,26 [1)]
Tiefststand (in €)	13,05	5,47 [1)]
Börsenkapitalisierung Stichtag (in Mrd €)	11,0	9,8 [2)]
	30.6.2004	**31.12.2003**
Mitarbeiter	57.874	60.214
Geschäftsstellen	2.055	2.062

1) HVB Aktienkurs um Bezugsrechtsabschlag bereinigt
2) vor Kapitalerhöhung

QUARTALSÜBERSICHT

in Mio €	**2. Quartal 2004**	**1.Quartal 2004**	**Veränderung in Mio €**	**in %**
Zinsüberschuss	1.453	1.285	+168	+13,1
Kreditrisikovorsorge	419	485	-66	-13,6
Zinsüberschuss nach Kreditrisikovorsorge	1.034	800	+234	+29,3
Provisionsüberschuss	692	701	-9	-1,3
Handelsergebnis	182	262	-80	-30,5
Verwaltungsaufwand	1.571	1.542	+29	+1,9
Saldo sonstige betriebliche Erträge/Aufwendungen	22	69	-47	-68,1
Betriebsergebnis	**359**	**290**	**+69**	**>+23,8**
Finanzanlageergebnis	120	19	+101	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	39	38	+1	2,6
Saldo übrige Erträge/ Aufwendungen	-104	-72	-32	-44,4
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**336**	**199**	**+137**	**>+68,8**
Ertragsteuern	111	88	+23	26,1
Ergebnis nach Steuern	**225**	**111**	**+114**	**>+100,0**
Fremdanteile am Ergebnis	-70	-58	-12	-20,7
Gewinn/Verlust	**155**	**53**	**102**	**>+100,0**
nachrichtlich: Summe operative Erträge	2.349	2.317	+32	+1,4

GEWINN- UND VERLUSTRECHNUNG vom 1. Januar bis 30. Juni 2004
Verglichen mit dem um Entkonsolidierungen bereinigten Vorjahr [1]

in Mio €	1.1. –30.6. 2004	1.1. – 30.6. 2003 [1)]	Veränderung in Mio €	in %
Zinsüberschuss	2.738	2.720	+18	+0,7
Kreditrisikovorsorge	904	1.143	-239	-20,9
Zinsüberschuss nach Kreditrisikovorsorge	1.834	1.577	+257	+16,3
Provisionsüberschuss	1.393	1.267	+126	+9,9
Handelsergebnis	444	486	-42	-8,6
Verwaltungsaufwand	3.113	3.077	+36	+1,2
Saldo sonstige betriebliche Erträge/Aufwendungen	91	49	+42	+85,7
Betriebsergebnis	**649**	**302**	**+347**	**>+100,0**
Finanzanlageergebnis	139	19	+120	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	77	107	-30	-28,0
Saldo übrige Erträge/ Aufwendungen	-176	-49	-127	>-100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**535**	**165**	**+370**	**>+100,0**
Ertragsteuern	199	154	+45	+29,2
Ergebnis nach Steuern	**336**	**11**	**+325**	**>+100,0**
Fremdanteile am Ergebnis	-128	-31	-97	>-100,0
Gewinn/Verlust	**208**	**-20**	**+228**	**>+100,0**
nachrichtlich: Summe operative Erträge	4.666	4.522	+144	+3,2

1) Die Vorjahreszahlen sind um die laufenden Aufwendungen und Erträge der veräußerten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei sowie um die Effekte aus dem Contractual Trust Arrangement (CTA) und um die Aufwendungen aus dem Risikoschirm bereinigt

BILANZ zum 31. Juni 2004

AKTIVA in Mio €	30.6.2004	31.12.2003	Veränderung in Mio €	in %
Barreserve	6.694	5.708	+986	+17,3
Handelsaktiva	74.016	80.462	-6.446	-8,0
Forderungen an Kreditinstitute	53.226	52.842	+384	+0,7
Forderungen an Kunden	281.348	283.525	-2.177	-0,8
Wertberichtigungen auf Forderungen	-11.660	-11.361	-299	-2,6
Finanzanlagen	50.768	53.000	-2.232	-4,2
Sachanlagen	2.899	3.001	-102	-3,4
Immaterielle Vermögenswerte	2.688	2.721	-33	-1,2
Sonstige Aktiva	9.400	9.557	-157	-1,6
SUMME DER AKTIVA	**469.379**	**479.455**	**-10.076**	**-2,1**

PASSIVA in Mio €	**30.6.2004**	**31.12.2003**	**Veränderung in Mio €**	**in %**
Verbindlichkeiten gegenüber Kreditinstituten	103.731	112.964	-9.233	-8,2
Verbindlichkeiten gegenüber Kunden	144.899	140.312	+4.587	+3,3
Verbriefte Verbindlichkeiten	123.011	122.728	+283	+0,2
Handelspassiva	47.860	55.233	-7.373	-13,3
Rückstellungen	6.902	6.847	+55	+0,8
Sonstige Passiva	8.193	9.400	-1.207	-12,8
Nachrangkapital	18.967	19.183	-216	-1,1
Anteile in Fremdbesitz	2.452	2.476	-24	-1,0
Eigenkapital	13.364	10.312	+3.052	+29,6
Gezeichnetes Kapital	2.252	1.609	+643	+40,0
Kapitalrücklage	11.612	9.295	+2.317	+24,9
Gewinnrücklagen	--	--	--	--
Rücklagen aus Währungs- und sonstigen Veränderungen	32	-40	+72	
Bewertungsänderungen von Finanzinstrumenten	-740	-552	-188	-34,1
AfS-Rücklage	143	326	-183	-56,1
Hedge-Rücklage	-883	-878	-5	-0,6
Konzerngewinn 2003	--	--	--	--
Gewinn/Verlust 1.1.- 30.6.	208	--	+208	>+100,0
SUMME DER PASSIVA	**469.379**	**479.455**	**-10.076**	**-2,1**

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN
vom 1. Januar bis 30. Juni 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.-30.6.2004	1.328	1.046	441	-9	-68	2.738
1.1.-30.6.2003	1.478	940	651	-9	-183	2.877
Kreditrisikovorsorge						
1.1.-30.6.2004	571	213	91	30	-1	904
1.1.-30.6.2003	693	236	203	30	2	1.164
Provisionsüberschuss						
1.1.-30.6.2004	595	602	195	--	1	1.393
1.1.-30.6.2003	597	536	211	--	-15	1.329
Handelsergebnis						
1.1.-30.6.2004	--	27	408	--	9	444
1.1.-30.6.2003	3	48	397	--	39	487
Verwaltungsaufwand						
1.1.-30.6.2004	1.377	1.116	597	4	19	3.113
1.1.-30.6.2003	1.493	1.098	607	14	21	3.233
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.-30.6.2004	83	--	15	-2	-5	91
1.1.-30.6.2003	29	--	6	-3	18	50

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Betriebsergebnis						
1.1.-30.6.2004	58	346	371	-45	-81	649
1.1.-30.6.2003	-79	190	455	-56	-164	346
Finanzanlageergebnis						
1.1.-30.6. 2004	-7	-13	-7	--	166	139
1.1.-30.6.2003	-4	30	-9	--	-15	2
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.-30.6. 2004	10	42	20	--	5	77
1.1.-30.6.2003	9	65	31	--	2	107
Saldo übrige Erträge/ Aufwendungen						
1.1.- 30.6. 2004	-4	-1	-1	-104	-66	-176
1.1.-30.6.2003	-5	-1	-2	-36	-235	-279
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.-30.6.2004	37	290	343	-149	14	535
1.1.-30.6.2003	-97	154	413	-92	-416	-38

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
darunter: Bank Austria Creditanstalt-Gruppe						
1.1.-30.6. 2004		290	39		-5	324
1.1.-30.6.2003		154	22		-1	175

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien [1]	Sonstige/ Konsolidierung	HVB Group
Cost-Income-Ratio (auf der Basis der operativen Erträge)						
1.1.- 30.6. 2004	68,6	66,6	56,4	--	--	66,7
1.1.- 30.6.2003	70,9	72,0	48,0	--	--	68,2
1.1.- 31.12.2003	63,2	71,6	44,1	--	--	63,0
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen) [2]						
1.1.- 30.6. 2004	1,4	15,6	19,4	--	--	7,9
1.1.- 31.12.2003	3,5	16,5	24,8	--	--	-6,9
Eigenkapitalrentabilität vor Steuern [2]						
1.1- 30.06.2004	1,1	13,6	18,3	--	--	6,9
1.1.- 31.12. 2003	3,2	-7,3	15,6	--	--	-14,6

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien 1)	Sonstige/ Konsolidierung	HVB Group
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) 3)						
1.1.- 30.6. 2004	1,1	8,4	14,1	--	--	4,3
1.1.- 31.12.2003	2,8	8,2	23,3	--	--	-11,2
Eigenkapitalrentabilität nach Steuern 3)						
1.1.- 30.6. 2004	0,7	6,1	12,8	--	--	3,2
1.1.- 31.12.2003	2,5	-17,9	13,3	--	--	-19,7

1) Kennzahlenwerte für das Segment "Workout Immobilien" ökonomisch nicht aussagekräftig

2) Ergebnis vor Steuern bzw. Ergebnis vor Steuern bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlich bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inkl. Fremdanteile

3) Jahresüberschuss/-fehlbetrag bzw. Jahresüberschuss/-fehlbetrag bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete *Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung* zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

82-3777

SEC MAIL PROCESSING
RECEIVED
AUG 23 2004
WASH, D.C. 05 SECTION

306

HVB Group

CONTENTS

[illegible]

Business Development

Results

Notes

REPORT

FINANCIAL HIGHLIGHTS

Key indicators (in %)	1/1–6/30/2004	2003
Return on equity after taxes (excl. amortization of goodwill)	4.3	(11.2)
Return on equity after taxes	3.2	(19.7)
Return on equity before taxes (excl. amortization of goodwill)	7.9	(6.9)
Return on equity before taxes	6.9	(14.6)
Cost-income ratio (based on operating revenues)	66.7	63.0
Ratio of net commission income to operating revenues	29.9	27.6

Operating performance	1/1–6/30/2004	1/1–6/30/2003
Operating profit (€ millions)	649	346
Net income (loss) (€ millions)	208	(226)
Earnings per share (excl. amortization of goodwill, €)	0.44	(0.22)
Earnings per share (€)	0.32	(0.42)

Balance sheet figures (€ billions)	6/30/2004	12/31/2003
Total assets	469.4	479.5
Total volume of lending	334.2	338.3
Shareholders' equity	13.4	10.3

Key capital ratios compliant with BIS rules	6/30/2004	12/31/2003
Core capital (€ billions)	17.4	14.4
Equity funds (€ billions)	29.8	25.6
Risk assets (€ billions)	241.5	241.8
Core capital ratio (in %)	7.2	5.9
Equity funds ratio (in %)	11.3	9.7

Share information	1/1–6/30/2004	2003
Share price: Reporting date (€)	14.62	17.62[1]
High (€)	21.13	19.26[1]
Low (€)	13.05	5.47[1]
Market capitalization reporting date (€ billions)	11.0	9.8[2]

	6/30/2004	12/31/2003
Employees	57,874	60,214
Branch offices	2,055	2,062

[1] HVB share price adjusted for subscription discount
[2] Before capital increase

General economic trends in the second quarter of 2004

The global recovery has accelerated recently. In the USA, strong growth forces are increasingly affecting the labor market, which caused the Central Bank of the United States of America (FED) to hike up interest rates for the first time in four years. The worldwide economic upswing is also spreading to the ECU and Germany. This trend especially favored exports, which were recently able to post outstanding double-digit growth figures. But the continuing weak trend in domestic demand, notably in Germany, is preventing a marked recovery which means that growth in Europe may not have accelerated any further in the second quarter and is still therefore way behind that in the USA or Asia.

In the light of the prolonged weakness in domestic demand which is endangering economic recovery, the debate on economic policies has gathered momentum. For example, in Germany the final and most important element of job market reforms (Hartz IV) has been adopted. But it is primarily employers and trade unions that are increasingly taking the initiative. Agreements promoting employment were made both at company level (Siemens, DaimlerChrysler) and under pay agreements (banking trade), some of which broke old taboos. Even if their positive effects will not be noticed until the medium term, they still show that the German and European economies are willing to change and are capable of reform.

Specific trends affecting the financial services sector

With the general economic recovery still hesitant and restraint in the demand for financial services continuing, the operating profit situation of domestic banks continued to stabilize in the course of the second quarter of 2004. Although the German stock market was able to book gains in the second quarter, the trend in the bond markets was weaker. This is due to the increase in yields of 10-year treasuries compared to the prior quarter, among other things. The steeper yield curve and the risk-adjusted pricing of many banks were only able to partially compensate the stagnating demand in lendings.

There was a noticeable decline in the burden caused by provisions for losses on loans and advances throughout the banking sector. The lower allocation quotas compared to the prior year showed clear signs of easing. This trend is expected to continue in the second half of the year. After the sweeping restructuring measures in recent years, the cost level in the sector remained stable to a large extent. We at HVB Group proceed on the assumption that the general economic setting and the capital markets will show restrained development and continue to slow down earnings growth in the banking sector for the rest of the year.

New strategy program: "Growing with Europe"

With its Transformation Program in 2003, HVB Group first created the conditions that enable it to raise the profitability of its customer-related activities on a continuous basis and so permanently increase the overall profitability of the corporate group. By successfully completing the capital increase at the beginning of April, which we reported on in depth in our Interim Report at March 31, 2004, the Bank was able to lay the foundation for a profitable expansion of its market leadership position in the heart of Europe. To do this, HVB Group adopted a strategy program "Growing with Europe" which focuses on proactive capital management, proactive risk management, improving the Group's operating profitability and continually sharpening the Group's business profile.

Against this backdrop, we continued to step up our activities to increase operating revenues and to win customers in all core business segments in the second quarter. In lending business operations, HVB Group consistently implemented its policy of strictly risk-adjusted margins and exercised deliberate restraint in new business in the light of currently stabilizing margins. In the fee and commission business, the focus was placed on developing innovative products for all customer groups and sustainably expanding the Bank's cross-selling approach. We continue to rely on our stable, customer-driven business approach in trading operations. These measures are expected to have an increasingly favorable effect on the income statement of the Group as the year continues.

Continuing optimization of the Group structure

Last year and in the first three months of this year, HVB Group divested itself of a number of investments with no strategic or operational value added. It continued this process in mid-April by completing the sale of its share in Brau und Brunnen AG announced in the first quarter. The Bank also sold its shares in E.ON AG in April. Significant book profits were attained for both transactions which are included in the net income from investments in the second quarter.

After the Bank increased its share in Vereins- und Westbank AG, Hamburg, to over 95% in March, the extraordinary shareholders' meeting of Vereins- und Westbank AG in June voted in favor of a squeeze-out procedure to transfer minority shares to HVB AG. This created the conditions that are crucial to fully integrate Vereins- und Westbank AG into HVB Group. This measure will make accessible to the Bank the potential for synergies amounting to around €70 million per year and boost its selling power in northern Germany.

Performance and key ratios

The Group's performance during the second quarter of this year was largely within the range of our expectations.

Compared with the first half of the prior year we nearly doubled our operating profit despite a drop in revenues resulting from deconsolidation effects, and improved our net income before taxes to €535 million from a loss of €38 million.

In the Outlook section of the Financial Review (starting on page 15 of the Financial Section of the 2003 Annual Report) we specified a target corridor for 2004. The expected values for the first half of the year (1 January–30 June 2004 e) differ slightly from the pro rata annual values because the effects of the capital increase, which was completed in early April, were only budgeted as of the second quarter of 2004.

HVB Group	**2004 e**	**1/1–6/30/**	**1/1–6/30/**
€ millions		**2004 e**	**2004**
Total operating revenues	9,600–10,000	4,780–4,980	4,666
Administrative expenses	6,100–6,300	3,050–3,150	3,113
Loan-loss provisions	1,900–2,100	950–1,050	904
Operating profit	1,400–1,700	680–830	649
Cost-income ratio	63–65%	63–65%	66.7%

In the first half of the year the general administrative expenses were within the projected range. Although we were able to reduce loan-loss provisions to a level below the target corridor, our operating revenues were approximately 2% short of the lower end of the target corridor.

The operating profit of €649 million was only slightly below the target corridor.

Owing to the spin-off of Hypo Real Estate Group, which was carried out in September 2003 and took effect at January 1, 2003, the income statement for January 1 to June 30, 2004 does not show the figures for the old HVB Group included in the Interim Report at June 30, 2003. Instead it shows the figures presented at that time under segment reporting for the new HVB Group.

To facilitate comparison of the current figures with those of the prior year, the discussion below on the development of income presents – in addition to income statement figures for the first half of 2003 (New HVB Group: see page 14) – an additional comparison with the prior year figures adjusted by the current income and expenses of norisbank, Bank von Ernst, Bankhaus BethmannMaffei and the Contractual Trust Agreement (CTA) as well as the expenses from the prior year figures adjusted for the risk shield (referred to below as »deconsolidation effects«; see page 15).

Operating revenues

Total operating revenues, at €4,666 million, were 1.6% below the prior year figure, primarily as a result of deconsolidation effects. However, adjusting the prior year figure for these effects, operating revenues were up 3.2%.

Net interest income has fallen back significantly by €139 million, a 4.8% drop compared with last year. We succeeded in slightly increasing net interest income in the first half of the year, adjusted for deconsolidation effects equal to €157 million. Lower volumes resulting from the elimination of risk assets under our Transformation Program were offset by improved margins in the lending business. The notes include a detailed breakdown of interest income and interest expenses.

Net commission income, at €1,393 million, shows a 4.8% improvement on the pro rata prior year level (9.9% when deconsolidation effects are taken into account). The ratio of net commission income to total operating revenues increased to 29.9% (2003: 28.0%).

The trading profit of €444 million in the first six months of 2004 did not quite reach the high level achieved in the prior year.

General administrative expenses

The reported general administrative expenses of HVB Group are 3.7% lower than the prior year figure, at €3,113 million. When adjusted for deconsolidation effects, however, they are slightly higher (1.2%).

We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; in the first half of the year it was 66.7% (first half of 2003: 68.2%; excluding deconsolidation effects: 68.0%).

Loan-loss provision

For the new HVB Group, we expect to record provisions for losses on loans and advances totaling €1,809 million in 2004, or, on a pro rata basis, €904 million for the first six months. This represents a decline of €260 million, or 22.3%, compared with the figure reported for the first half of the prior year.

Operating profit and net income before taxes

Operating profit nearly doubled in the first six months, increasing by €303 million (or, without deconsolidation effects, by €347 million) to €649 million. Earnings in the second quarter, at €359 million, were nearly one-quarter higher than in the first quarter, continuing the sustained profitability gains from the 2003 fiscal year. This improved operating profit in 2004 includes the around €53 million gain on the disposal of Bankhaus BethmannMaffei in the first quarter.

Net income from investments in the first six months, at €139 million, was €137 million better than in the first half of the prior year, largely due to the sale of our investments in Brau und Brunnen and E.ON.

We will carry out scheduled amortization of goodwill in our IFRS financial statements for the last time in the 2004 fiscal year. The related charges totaled €77 million in the first half of this year, a €30 million (28.0%) decline as compared with the prior year resulting from the non-scheduled amortization of goodwill at the end of 2003, particularly for Bank Austria Creditanstalt AG (BA-CA).

The item "Other income and expenses" includes the pro rata risk shield provided to the Hypo Real Estate Group, which can amount to a maximum of €130 million this year. The extent to which this shield will be needed will depend on the course of business of the Hypo Real Estate Group. We have recognized this cover in our income statement at June 30, 2004 at €65 million on a pro rata basis. In addition, this item includes the increased losses assumed for companies allocated to the Real Estate Workout segment.

Net income before taxes totaled €535 million, €573 million higher than the prior year figure, or €370 million above the prior year figure adjusted for deconsolidation effects.

Taxes on income

Under taxes on income we show the actual taxes as well as deferred tax assets and liabilities for temporary differences between the values stated in accordance with IFRS and the values stated for tax reporting purposes. The actual taxes mainly reflect profits earned by our foreign branches and subsidiaries, since tax regulations do not permit these profits to be offset against domestic losses.

Minority interest in net income

After the IPO of BA-CA in July 2003, minority interests hold 22.5% of the shares in BA-CA, and are therefore entitled to a corresponding portion of the net income reported by the BA-CA Group. This is the main factor behind the posted increase in minority interests to €128 million. In the first half of 2003, the part of minority interests in income after taxes was €31 million.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €649 million were as follows:

Germany	€ 58 million
Austria and CEE	€346 million
Corporates & Markets	€371 million
Real Estate Workout	losses of € 45 million.

Germany business segment

The Germany business segment increased its operating profit by €137 million to €58 million as compared with the figure for the same period last year. This increase was achieved although the prior year results benefited from the profits on the disposals of norisbank and Bank von Ernst, and the 2004 results no longer show the current income and expenses of the deconsolidated companies norisbank, Bank von Ernst and BethmannMaffei and the effects of the CTA. The following table presents a comparison of the first half of 2004 with the non-adjusted figures for the same period last year.

Germany business segment

Income statement by business unit

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
June 30, 2004	951	825	230	—	2,006
June 30, 2003	1,082	782	236	7	2,107
Loan-loss provisions					
June 30, 2004	86	283	202	—	571
June 30, 2003	123	385	185	—	693
General administrative expenses					
June 30, 2004	869	389	119	—	1,377
June 30, 2003	963	405	118	7	1,493
Operating profit (loss)					
June 30, 2004	(4)	153	(91)	—	58
June 30, 2003	(4)	(8)	(67)	—	(79)
Cost-income ratio					
June 30, 2004	91.4%	47.2%	51.7%	—	68.6%
June 30, 2003	89.0%	51.8%	50.0%	—	70.9%

To facilitate comparisons, we have adjusted the prior year values for the Germany business segment and the Private Customers business unit in the discussion below to reflect the deconsolidation effects.

In adjusted terms, the Germany business segment achieved a solid €181 million increase in our operating profit as compared with the prior year figure, partly because of the gain of around €53 million realized in the first quarter of 2004 from the disposal of BethmannMaffei. Adjusted operating revenues increased by 6%. General administrative expenses increased slightly, by 2%, without taking deconsolidation effects into account. The cost-income ratio improved to 68.6%, a significant change against the adjusted prior-year figure (71.0%). In addition to higher productivity, the main factor contributing to the pleasing trend in operating profit was the sharp decrease in loan-loss provisions.

In the Private Customers business unit (including asset management and private banking activities), the adjusted prior-year operating loss of €48 million was reduced to a loss of €4 million for the first half of 2004, primarily as a result of the gain from the disposal of BethmannMaffei realized in the first quarter. The adjusted operating revenues increased 8% to €951 million. Net commission income improved against the adjusted prior-year level through the sale of attractive investment products such as the HVB-7/3 bond. Despite the increase in general administrative expenses, the cost-income ratio improved to 91.4% (adjusted 2003 figure: 93.8%). The sharply lower loan-loss provisions reflect the anticipated success in restructuring the loan portfolio.

In the Corporate Customers and Professionals business unit, we increased our operating profit by €161 million to €153 million. Operating revenues increased 5% mainly due to the 20% rise in net commission income. The main factors contributing to this improvement were increased sales in the derivatives business with customers and more intensive financial consulting. Net interest income remained stable. Declining general administrative expenses helped to produce a significant improvement in the cost-income ratio by about 5 percentage points to 47.2%.

The Real Estate business unit is still suffering from the poor performance of the real estate market, which continues to stagnate or, in some areas, is declining further. This is reflected in a 9% increase of loan-loss provisions as compared with the prior year. As a result of our strategic decrease in volume, the lower net interest income has reduced the operating revenues. General administrative expenses were nearly unchanged while the operating loss increased significantly to €91 million as compared with €67 million in the prior year.

Austria and CEE business segment

The Austria and CEE business segment was able to continue the strong performance of the prior year, boosting operating profit in the first half of 2004 by 82% to €346 million. The cost-income ratio improved 5 percentage points to 66.6% with nearly constant general administrative expenses, thanks to a 10% rise in operating revenues. Another contributory factor in the satisfactory increase in operating profit was the 10% drop in loan-loss provisions.

In the Private Customers Austria business unit of the Austria and CEE business segment, operating revenues increased slightly by 3%. Contributory factors were a moderate gain in net interest income and higher net commission income thanks to the positive trend in the capital markets. With unchanged general administrative expenses and stable loan-loss provisions, the operating profit was up sharply by 38%.

In the Corporate Customers business unit in Austria we succeeded in increasing the operating profit by 42%. The main contributory factor to this improvement was a 10% rise in operating revenues. The matching increase in general administrative expenses led to an unchanged cost-income ratio.

The Central and Eastern Europe (CEE) business unit performed very well. The operating profit increased by a factor of 1.5 to €182 million. At the same time, the cost-income ratio improved strongly by about 13 percentage points to 59.8%, mainly as a result of the 18% rise in operating revenues accompanied by a slight decline in general administrative expenses. Within the operating revenues, the decrease in trading profit was more than offset by a clear 25% increase in net interest income and a 23% rise in net commission income. Loan-loss provisions decreased by 24%.

Including the net income from Corporates & Markets and income from the Other/Consolidation segment, together with the Group-specific items such as amortization and funding expense of goodwill, the Bank Austria Creditanstalt Group made an overall contribution of €324 million to the net income before taxes reported by HVB Group. The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Group of €412 million is published separately by Bank Austria Creditanstalt.

Austria and CEE business segment

Income statement by business unit

€ millions	Private Customers Austria	Corporates Customers Austria	Central and Eastern Europe	Consolidation	Total
Operating revenues					
June 30, 2004	618	495	562	—	1,675
June 30, 2003	599	450	475	—	1,524
Loan-loss provisions					
June 30, 2004	47	122	44	—	213
June 30, 2003	48	130	58	—	236
General administrative expenses					
June 30, 2004	499	281	336	—	1,116
June 30, 2003	499	255	344	—	1,098
Operating profit					
June 30, 2004	72	92	182	—	346
June 30, 2003	52	65	73	—	190
Cost-income ratio					
June 30, 2004	80.7%	56.8%	59.8%	—	66.6%
June 30, 2003	83.3%	56.7%	72.4%	—	72.0%

Corporates & Markets business segment

The earnings performance in the Corporates & Markets segment was burdened in the first half of 2004 by declining operating revenues. This is essentially a consequence of a reduction in net interest income. We succeeded in keeping the trading profit at the high level of the prior year (+ 3%). The 16% drop in operating revenues combined with the nearly stable general administrative expenses led to a cost-income ratio of 56.4% (prior year: 48.0%). The operating profit declined by 18% despite the decreasing loan-loss provisions. Nevertheless, this business segment made the largest contribution to profits in HVB Group, as it did in the prior year.

The operating revenues of the Markets business unit decreased 6% as a result of the declining net interest income. The trading profit stabilized at a high level. Despite a 4% drop in general administrative expenses, operating profit was down 8%.

In the Corporates business unit, the operating profit decreased 30% due to the decline in net interest income and net commission income. Net interest income was weighed down by the loss of revenues reported in the prior year as a result of the disposal of the US real estate portfolio, and also by the reduction in volume under the 2003 Transformation Program. In addition, higher general administrative expenses, especially caused by investments in promising product fields such as Active Credit Portfolio Management, resulted in a higher cost-income ratio. This development was only partially offset by the decrease of the loan-loss provisions by half, so that operating profit declined from €134 million to €76 million.

Corporates & Markets business segment

Income statement by business unit

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
June 30, 2004	677	386	(4)	1,059
June 30, 2003	719	551	(5)	1,265
Loan-loss provisions				
June 30, 2004	—	91	—	91
June 30, 2003	—	203	—	203
General administrative expenses				
June 30, 2004	382	219	(4)	597
June 30, 2003	398	214	(5)	607
Operating profit				
June 30, 2004	295	76	—	371
June 30, 2003	321	134	—	455
Cost-income ratio				
June 30, 2004	56.4%	56.7%	—	56.4%
June 30, 2003	55.4%	38.8%	—	48.0%

FINANCIAL SITUATION

Total assets and volume of lending

The total assets of HVB Group amounted to €469.4 billion at June 30, 2004, which represents a decrease of €10.1 billion, or 2.1%, as compared with the year-end total of 2003. This is essentially the result of a decrease in trading assets by €6.5 billion as well as in loans and advances to customers and financial investments each by €2.2 billion.

The lending volume decreased by €4.1 billion to €334.2 billion, owing to a decline in both loans and advances to customers and contingent liabilities.

On the liabilities side, amounts owed to other depositors increased by €4.6 billion. Contrary to this trend, deposits from other banks decreased €9.2 billion and trading liabilities by €7.4 billion. The issue of 214.4 million new shares increased the subscribed capital by 40%, or €643 million, to €2,252 million. The €2,317 million increase in the capital reserves to €11,612 million is also almost exclusively the result of the capital increase. This resulted in a 29.6% increase in shareholders' equity to €13.4 billion.

Risk assets and key capital ratios

We sharply reduced our risk assets during 2003. We are planning, on the basis of a considerably strengthened capital base, for moderate growth in risk assets to a level of €250 billion in 2004. As per BIS rules, the risk assets at June 30, 2004 amounted to €241.5 billion, a decrease of €0.3 billion as compared with year-end 2003.

The core capital of HVB Group rose approximately by 21% to €17.4 billion as a result of the capital increase. Compared with the values reported at year-end 2003, we have improved our core capital ratio from 5.9% to 7.2%, and our equity funds ratio from 9.7% to 11.3%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.3 during the first half of 2004 (at year-end 2003: 1.2).

OTHER INFORMATION

IFRS basis

The present report has been prepared in accordance with IAS 34. We have applied the same accounting and valuation principles as in the consolidated financial statements for 2003 (explained in detail starting on page 52 in the Financial Section of the 2003 Annual Report). However, the control parameters used for segment reporting purposes (core capital allocated to business segments, interest rates applied to calculate return on investment) have been modified and the prior-year figures adjusted accordingly. In the reporting on the business unit results, structuring shifts have been made within the Germany and Corporates & Markets business segments.

In the Germany business segment, the "Investors under €5 million" customer group is now allocated to the Corporates and Professionals business unit (formerly Commercial Real Estate Finance); the "Real estate finance arranged via Internet" customer group is now shown in the Private Customer business unit (formerly Real Estate Finance).

In the Corporates & Markets business segment, the "Financial Institutions" customer group has been transferred from the Corporates to the Markets business unit.

The comparison figures for the first half of 2003 and the first quarter of 2004 have also been adjusted accordingly.

Changes in the group of companies included in consolidation

Bankhaus BethmannMaffei was deconsolidated in the first quarter as the sale of this entity was finalized in January 2004. We sold Bank Gornoslaski Bank Gispordarczy S.A., Kattowitz and deconsolidated it with effect as of May 1, 2004. Central Profit Banka d.d. Sarajevo, Sarajevo and HVB Jelzálogbank Rt., Budapest were added to the group of consolidated companies in the first quarter of 2004.

The initial consolidation and deconsolidation of companies did not have a significant impact on the balance sheet or income statement of HVB Group.

Events occurring after June 30, 2004

In May, HVB AG entered into an agreement with Falke Bank AG, Düsseldorf, to purchase Westfalenbank AG, Bochum, for €115 million. The annual general meeting of Falke Bank AG on July 15, 2004 passed the resolution required to approve the sale of Westfalenbank shares. However, some shareholders of Falke Bank AG objected to this resolution, which was recorded in the minutes. As a result, conditions for executing the acquisition have not yet been met. HVB AG and Falke Bank AG have therefore agreed that the transfer of Westfalenbank shares will only be made provisionally to a trust account upon payment of the purchase price. We assume that the conditions will have been met by mid August and the acquisition of Westfalenbank shares can then finally be executed. If the conditions are not met, our Bank would return the shares and be refunded the amount paid in trust.

At an extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 99% of the shareholders voted in favor of transferring the shares of the minority shareholders to HypoVereinsbank AG in exchange for a cash payment of €25 per share (squeeze-out resolution). Vereins- und Westbank AG will be transferred to HVB AG through an internal merger after the squeeze-out resolution is registered. The one-month period for filing suits contesting the squeeze-out resolution expired at the end of July. Up to the date mentioned, Vereins- und Westbank AG had not been officially served any writs opposing the squeeze-out resolution. If and as soon as Vereins- und Westbank AG is served a writ contesting the squeeze-out resolution, it intends to initiate release proceedings so that the squeeze-out resolution can be registered as soon as possible and the delay avoided which will otherwise occur because of the suit.

Nevertheless, we are currently keeping to our integration timetable and are preparing for the legal merger of Vereins- und Westbank AG into HypoVereinsbank AG retroactively to July 1, 2004. Completion of the technical integration is scheduled for the end of the first quarter of 2005.

OUTLOOK

General economic trends

The upward trend in the global economy is gradually losing momentum. A gradual tightening of monetary policy coupled with a rollback of the quite expansionary fiscal policy in the USA point to a likely slowdown of US growth from 4.5% in 2004 to 3.25% in the coming year. The growth in the world economy will probably be 3% in 2005 after 4% this year.

This means that prospects are poor for further acceleration of growth in Europe. However, we expect Europe – unlike the USA or the worldwide economy – to maintain an unchanged growth rate over the next 18 months (GDP growth in 2004 and 2005: 1.5%). This is primarily because economic policy in the coming year could hardly be more restrictive than in 2004. In addition, we expect a slow improvement in private consumption.

On the capital markets, interest rates will continue to rise. The FED will incrementally increase the discount rate to approximately 3.25% by the end of 2005. European central banks are also likely to tighten the monetary reins. However, in view of weaker growth in Europe and the much smaller risk of inflation, the European Central Bank will probably wait until the second quarter of 2005 before raising the refinancing rate. Rising money market rates will also drive up capital market rates. Yields are likely to rise more sharply in the USA (yields on 10-year US treasuries in mid-2005: approx. 6%), whereas comparable European interest rates will rise only slightly above the 5% mark.

Earning performance of HVB Group

The risks associated with the future development of HVB Group, as they are described in the Risk Report 2003 (Annual Report, Financial Section, Risk Report, pp. 18–43) have not changed significantly since year-end 2003, with the exception of the substantial decrease in risk capital allocated to shareholdings and investments, following the sale of all the Group's shares in Allianz and the reduction of the Group's holding in Munich Re.

HVB Group achieved its ambitious goals for reducing general administrative expenses in the first half of 2004, and exceeded them for loan-loss provisions. With regard to the operating profit, the actual figure was only slightly below the target range but clearly above the corresponding figures for the prior-year period and the first quarter of 2004. Thus, we are sticking to our goals and will continue to pursue our chosen strategy by way of the "Growing with Europe" program.

Our expectations for fiscal 2004 as a whole, as expressed in the Outlook section of the 2003 Financial Review (Annual Report 2003, Financial Section, starting on page 15), remain unchanged.

We are not satisfied with the performance of the HVB share in the second quarter. After the successful completion of the capital increase at the beginning of April, the price of the HVB share initially moved in line with the DAX. However, the first quarter results, which fell short of market expectations, put the HVB share under considerable pressure at the end of April. The share price stabilized in May and June and again tracked the market as a whole. During this period the HVB share actually outperformed the Prime Banks Index by 5%. In a volatile stock market environment, our share underperformed the DAX by about 8% over the entire second quarter.

With effect as of June 21, 2004, Deutsche Börse adjusted the weighting of the HVB share in the DAX index. With a weighting of 2.0% (previously: 1.23%), HypoVereinsbank retains the second-largest weighting among all financial sector shares.

The HVB share relative to DAX and Prime Banks


HVB share in € from March 31 to June 30, 2004
18
16.5
15
13.5
HVB share
DAX
indexed to HVB
Prime Banks
indexed to HVB
3/31
4/7
4/14
4/21
4/28
5/5
5/12
5/19
5/26
6/2
6/9
6/16
6/23
6/30

RESULTS

INCOME STATEMENT
FROM JANUARY 1 TO JUNE 30, 2004

Income/expenses	Notes	1/1–6/30/2004	1/1–6/30/2003	Change	Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		8,601	10,411	–1,810	– 17.4
Interest expense and similar charges		5,863	7,534	–1,671	– 22.2
Net interest income	2	2,738	2,877	– 139	– 4.8
Provisions for losses on loans and advances	3	904	1,164	– 260	– 22.3
Net interest income after provisions for losses on loans and advances		1,834	1,713	+ 121	+ 7.1
Fee and commission income		1,713	1,614	+ 99	+ 6.1
Fee and commission expenses		320	285	+ 35	+ 12.3
Net commission income	4	1,393	1,329	+ 64	+ 4.8
Gains less losses arising from trading securities (trading profit)	5	444	487	– 43	– 8.8
General administrative expenses	6	3,113	3,233	– 120	– 3.7
Balance of other operating income and expenses	7	91	50	+ 41	+ 82.0
Operating profit (loss)		**649**	**346**	**+ 303**	**+ 87.6**
Net income from investments		139	2	+ 137	>+100.0
Amortization of goodwill		77	107	– 30	– 28.0
Balance of other income and expenses	8	(176)	(279)	+ 103	+ 36.9
Profit (loss) from ordinary activities/ net income (loss) before taxes		**535**	**(38)**	**+ 573**	
Taxes on income		199	157	+ 42	+ 26.8
Net income (loss) after taxes		**336**	**(195)**	**+ 531**	
Minority interest in net income (loss)		(128)	(31)	– 97	>–100.0
Consolidated profit (loss)		**208**	**(226)**	**+ 434**	

	Notes	1/1–6/30/2004	1/1–6/30/2003
		in €	in €
Earnings per share (excl. amortization of goodwill)	9	0.44	(0.22)
Earnings per share	9	0.32	(0.42)

Since no conversion rights or option rights on conditional capital existed at June 30, 2004, there is no calculation of diluted earnings per share.

INCOME STATEMENT
FROM JANUARY 1 TO JUNE 30, 2004

Compared with the prior year figures adjusted for deconsolidations[1]

Income/expenses	1/1-6/30/2004	1/1-6/30/2003	Change	Change
	€ millions	€ millions	€ millions	in %
Net interest income	2,738	2,720	+ 18	+ 0.7
Provisions for losses on loans and advances	904	1,143	- 239	- 20.9
Net interest income after provisions				
for losses on loans and advances	1,834	1,577	+ 257	+ 16.3
Net commission income	1,393	1,267	+ 126	+ 9.9
Gains less losses arising				
from trading securities (trading profit)	444	486	- 42	- 8.6
General administrative expenses	3,113	3,077	+ 36	+ 1.2
Balance of other operating income and expenses	91	49	+ 42	+ 85.7
Operating profit (loss)	**649**	**302**	**+ 347**	**>+ 100.0**
Net income from investments	139	19	+ 120	>+ 100.0
Amortization of goodwill	77	107	- 30	- 28.0
Balance of other income and expenses	(176)	(49)	- 127	>- 100.0
Profit (loss) from ordinary activities/				
net income (loss) before taxes	**535**	**165**	**+ 370**	**>+ 100.0**
Taxes on income	199	154	+ 45	+ 29.2
Net income (loss) after taxes	**336**	**11**	**+ 325**	**>+ 100.0**
Minority interest in net income	(128)	(31)	- 97	>- 100.0
Consolidated profit (loss)	**208**	**(20)**	**+ 228**	

[1] Prior year figures adjusted for *current income and expenses* from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, the Contractual Trust Arrangement (CTA) and the risk shield

INCOME STATEMENT
FROM APRIL 1 TO JUNE 30, 2004

Income/expenses	Notes	4/1-6/30/2004	4/1-6/30/2003	Change	Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		4,296	4,965	-669	- 13.5
Interest expense and similar charges		2,843	3,501	-658	- 18.8
Net interest income	2	1,453	1,464	- 11	- 0.8
Provisions for losses on loans and advances	3	419	581	-162	- 27.9
Net interest income after provisions for losses on loans and advances		1,034	883	+151	+ 17.1
Fee and commission income		859	793	+ 66	+ 8.3
Fee and commission expenses		167	134	+ 33	+ 24.6
Net commission income	4	692	659	+ 33	+ 5.0
Gains less losses arising from trading securities (trading profit)	5	182	246	- 64	- 26.0
General administrative expenses	6	1,571	1,603	- 32	- 2.0
Balance of other operating income and expenses	7	22	10	+ 12	>+100.0
Operating profit (loss)		**359**	**195**	**+164**	**+ 84.1**
Net income from investments		120	5	+115	>+100.0
Amortization of goodwill		39	53	- 14	- 26.4
Balance of other income and expenses	8	(104)	(256)	+152	+ 59.4
Profit (loss) from ordinary activities/ net income (loss) before taxes		**336**	**(109)**	**+445**	
Taxes on income		111	97	+ 14	+ 14.4
Net income (loss) after taxes		**225**	**(206)**	**+431**	
Minority interest in net income (loss)		(70)	(11)	- 59	>-100.0
Consolidated profit (loss)		**155**	**(217)**	**+372**	

	Notes	4/1-6/30/2004	4/1-6/30/2003
		in €	in €
Earnings per share (excl. amortization of goodwill)	9	0.27	(0.30)
Earnings per share	9	0.22	(0.40)

INCOME STATEMENT FROM APRIL 1 TO JUNE 30, 2004

Compared with the prior year figures adjusted for deconsolidations[1]

Income/expenses	4/1–6/30/2004 € millions	4/1–6/30/2003 € millions	Change € millions	Change in %
Net interest income	1,453	1,385	+ 68	+ 4.9
Provisions for losses on loans and advances	419	568	– 149	– 26.2
Net interest income after provisions for losses on loans and advances	1,034	817	+ 217	+ 26.6
Net commission income	692	629	+ 63	+ 10.0
Gains less losses arising from trading securities (trading profit)	182	245	– 63	– 25.7
General administrative expenses	1,571	1,528	+ 43	+ 2.8
Balance of other operating income and expenses	22	9	+ 13	>+100.0
Operating profit (loss)	**359**	**172**	**+ 187**	**>+ 100.0**
Net income from investments	120	18	+ 102	>+100.0
Amortization of goodwill	39	53	– 14	– 26.4
Balance of other income and expenses	(104)	(26)	– 78	>–100.0
Profit (loss) from ordinary activities/ net income (loss) before taxes	**336**	**111**	**+ 225**	**>+ 100.0**
Taxes on income	111	95	+ 16	+ 16.8
Net income (loss) after taxes	**225**	**16**	**+ 209**	**>+ 100.0**
Minority interest in net income	(70)	(11)	– 59	>–100.0
Consolidated profit (loss)	**155**	**5**	**+ 150**	**>+ 100.0**

[1] Prior year figures adjusted for current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, the Contractual Trust Arrangement (CTA) and the risk shield

BALANCE SHEET AT JUNE 30, 2004

Assets	Notes	6/30/2004	12/31/2003	Change	Change
		€ millions	€ millions	€ millions	in %
Cash reserve		6,694	5,708	+ 986	+ 17.3
Assets held for trading purposes	10	74,016	80,462	– 6,446	– 8.0
Placements with, and loans and advances to, other banks	11	53,226	52,842	+ 384	+ 0.7
Loans and advances to customers	12	281,348	283,525	– 2,177	– 0.8
Allowances for losses on loans and advances	14	(11,660)	(11,361)	– 299	– 2.6
Investments	15	50,768	53,000	– 2,232	– 4.2
Property, plant and equipment		2,899	3,001	– 102	– 3.4
Intangible assets		2,688	2,721	– 33	– 1.2
Other assets		9,400	9,557	– 157	– 1.6
Total assets		**469,379**	**479,455**	**– 10,076**	**– 2.1**

Shareholders' equity and liabilities	Notes	6/30/2004	12/31/2003	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	16	103,731	112,964	– 9,233	– 8.2
Amounts owed to other depositors	17	144,899	140,312	+ 4,587	+ 3.3
Promissory notes and other liabilities evidenced by paper	18	123,011	122,728	+ 283	+ 0.2
Liabilities held for trading purposes		47,860	55,233	– 7,373	– 13.3
Provisions	19	6,902	6,847	+ 55	+ 0.8
Other liabilities		8,193	9,400	– 1,207	– 12.8
Subordinated capital	20	18,967	19,183	– 216	– 1.1
Minority interest		2,452	2,476	– 24	– 1.0
Shareholders' equity		13,364	10,312	+ 3,052	+ 29.6
Subscribed capital		2,252	1,609	+ 643	+ 40.0
Additional paid-in capital		11,612	9,295	+ 2,317	+ 24.9
Retained earnings		—	—	—	—
Reserve arising from currency and other changes		32	(40)	+ 72	
Change in valuation of financial instruments		(740)	(552)	– 188	– 34.1
AfS reserve		143	326	– 183	– 56.1
Hedge reserve		(883)	(878)	– 5	– 0.6
Consolidated profit 2003		—	—	—	—
Profit (loss) 1/1–6/30		208	—	+ 208	+100.0
Total shareholders' equity and liabilities		**469,379**	**479,455**	**–10,076**	**– 2.1**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2004	2003
Shareholders' equity at January 1	**10,312**	**11,253**
Changes 1/1–6/30		
Subscribed capital		
Additional paid-in capital	643	—
Additional paid-in capital		
Change in holdings of, and net income from, treasury stock	17	—
Additional paid-in capital	2,300	—
Retained earnings		
Other changes	—	—
Reserve arising from currency and other changes	72	42
Change in valuation of financial instruments	(188)	(743)
Consolidated profit 2003 (dividend payment of HVB AG)[1]	—	—
Profit (loss) 1/1–6/30	208	(226)
Shareholders' equity at June 30	**13,364**	**10,326**

[1] HVB AG failed to post a profit in fiscal 2003. For this reason no dividend was paid for that fiscal year

CASH FLOW STATEMENT

€ millions	2004	2003
Cash and cash equivalents at January 1	**5,708**	**5,259**
Cash flows from operating activities	(3,666)	(2,583)
Cash flows from investing activities	2,027	4,176
Cash flows from financing activities	2,592	(995)
Effects of exchange rate changes on cash and cash equivalents	33	(58)
Cash and cash equivalents at June 30	**6,694**	**5,799**

1

Segment reporting
Operating performance from January 1 to June 30, 2004, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net interest income						
1/1–6/30/2004	1,328	1,046	441	(9)	(68)	2,738
1/1–6/30/2003	1,478	940	651	(9)	(183)	2,877
Provisions for losses on loans and advances						
1/1–6/30/2004	571	213	91	30	(1)	904
1/1–6/30/2003	693	236	203	30	2	1,164
Net commission income						
1/1–6/30/2004	595	602	195	—	1	1,393
1/1–6/30/2003	597	536	211	—	(15)	1,329
Trading profit (loss)						
1/1–6/30/2004	—	27	408	—	9	444
1/1–6/30/2003	3	48	397	—	39	487
General administrative expenses						
1/1–6/30/2004	1,377	1,116	597	4	19	3,113
1/1–6/30/2003	1,493	1,098	607	14	21	3,233
Balance of other operating income and expenses						
1/1–6/30/2004	83	—	15	(2)	(5)	91
1/1–6/30/2003	29	—	6	(3)	18	50
Operating profit (loss)						
1/1–6/30/2004	58	346	371	(45)	(81)	649
1/1–6/30/2003	(79)	190	455	(56)	(164)	346
Net income from investments						
1/1–6/30/2004	(7)	(13)	(7)	—	166	139
1/1–6/30/2003	(4)	30	(9)	—	(15)	2
Amortization of goodwill						
1/1–6/30/2004	10	42	20	—	5	77
1/1–6/30/2003	9	65	31	—	2	107

Operating performance from January 1 to June 30, 2004, broken down by business segment (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Balance of other income and expenses						
1/1–6/30/2004	(4)	(1)	(1)	(104)	(66)	(176)
1/1–6/30/2003	(5)	(1)	(2)	(36)	(235)	(279)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1/1–6/30/2004	37	290	343	(149)	14	535
1/1–6/30/2003	(97)	154	413	(92)	(416)	(38)
including:						
Bank Austria Creditanstalt Group						
1/1–6/30/2004		290	39		(5)	324
1/1–6/30/2003		154	22		(1)	175

Operating performance by business segment quarterly overview

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net interest income						
1st Quarter of 2004	677	500	171	(3)	(60)	1,285
2nd Quarter of 2004	651	546	270	(6)	(8)	1,453
¼ of 2003	723	485	338	(3)	(73)	1,470
Provisions for losses on loans and advances						
1st Quarter of 2004	281	107	85	12	—	485
2nd Quarter of 2004	290	106	6	18	(1)	419
¼ of 2003	364	115	83	14	2	578
Net commission income						
1st Quarter of 2004	310	290	101	—	—	701
2nd Quarter of 2004	285	312	94	—	1	692
¼ of 2003	309	277	113	—	—	699
Trading profit (loss)						
1st Quarter of 2004	—	11	242	—	9	262
2nd Quarter of 2004	—	16	166	—	—	182
¼ of 2003	1	26	163	—	15	205
General administrative expenses						
1st Quarter of 2004	689	555	295	2	1	1,542
2nd Quarter of 2004	688	561	302	2	18	1,571
¼ of 2003	736	571	272	3	11	1,593
Balance of other operating income and expenses						
1st Quarter of 2004	62	1	7	(2)	1	69
2nd Quarter of 2004	21	(1)	8	—	(6)	22
¼ of 2003	131	9	2	(1)	14	155
Operating profit (loss)						
1st Quarter of 2004	79	140	141	(19)	(51)	290
2nd Quarter of 2004	(21)	206	230	(26)	(30)	359
¼ of 2003	64	111	261	(21)	(57)	358
Net income from investments						
1st Quarter of 2004	(2)	(1)	(11)	—	33	19
2nd Quarter of 2004	(5)	(12)	4	—	133	120
¼ of 2003	(7)	16	2	—	(463)	(452)

Operating performance by business segment quarterly overview (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Amortization of goodwill						
1st Quarter of 2004	4	21	10	—	3	38
2nd Quarter of 2004	6	21	10	—	2	39
1/4 of 2003	5	180	97	—	1	283
Balance of other income and expenses						
1st Quarter of 2004	(1)	(1)	—	(37)	(33)	(72)
2nd Quarter of 2004	(3)	—	(1)	(67)	(33)	(104)
1/4 of 2003	(2)	(2)	—	(38)	(117)	(159)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1st Quarter of 2004	72	117	120	(56)	(54)	199
2nd Quarter of 2004	(35)	173	223	(93)	68	336
1/4 of 2003	50	(55)	166	(59)	(638)	(536)
1/4 of 2003 (adjusted by non-scheduled items)	(66)	80	250	(59)	(52)	153
including:						
Bank Austria Creditanstalt Group						
1st Quarter of 2004		117	19		21	157
2nd Quarter of 2004		173	20		(26)	167
1/4 of 2003 (adjusted by non-scheduled items)		80	14		4	98

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout[1]	Other/ consolidation	HVB Group
Cost-income ratio (based on operating revenues)						
1/1–6/30/2004	68.6	66.6	56.4	—	—	66.7
1/1–6/30/2003	70.9	72.0	48.0	—	—	68.2
1/1–12/31/2003	63.2	71.6	44.1	—	—	63.0
Return on equity before taxes, net of amortization of goodwill[2]						
1/1–6/30/2004	1.4	15.6	19.4	—	—	7.9
1/1–12/31/2003	3.5	16.5	24.8	—	—	(6.9)
Return on equity before taxes[2]						
1/1–6/30/2004	1.1	13.6	18.3	—	—	6.9
1/1–12/31/2003	3.2	(7.3)	15.6	—	—	(14.6)
Return on equity after taxes, net of amortization of goodwill[3]						
1/1–6/30/2004	1.1	8.4	14.1	—	—	4.3
1/1–12/31/2003	2.8	8.2	23.3	—	—	(11.2)
Return on equity after taxes[3]						
1/1–6/30/2004	0.7	6.1	12.8	—	—	3.2
1/1–12/31/2003	2.5	(17.9)	13.3	—	—	(19.7)

[1] Figures for Real Estate Workout segment have no informative value

[2] Net income before taxes, or net income before taxes net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] Net income (loss), or net income (loss) net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments)

2

Net interest income

€ millions	1/1–6/30/ 2004	1/1–6/30/ 2003
Interest and similar income from		
Lending and money-market transactions	7,510	9,155
Fixed-income securities and government-inscribed debt	701	910
Equity securities and other variable-yield securities	95	91
Subsidiaries	63	36
Companies valued at equity	36	40
Participating interests	22	42
Investment property	14	14
Interest expense and similar charges for		
Deposits	2,952	4,077
Promissory notes and other liabilities evidenced by paper	2,316	2,846
Subordinated capital	509	537
Net income from lease operations	**74**	**49**
Total	**2,738**	**2,877**

Interest margin:

in %	6/30/2004	6/30/2003
Based on average risk assets (BIS)	2.53	2.28
Based on average volume of business	1.37	1.31

3

Provisions for losses on loans and advances

€ millions	1/1–6/30/ 2004	1/1–6/30/ 2003
Additions	1,449	1,638
Allowances for losses on loans and advances	1,351	1,551
Allowances for losses on guarantees and indemnities	98	87
Releases	(522)	(412)
Allowances for losses on loans and advances	(471)	(371)
Allowances for losses on guarantees and indemnities	(51)	(41)
Recoveries from write-offs of loans and advances	(23)	(62)
Total	**904**	**1,164**

Provisions for losses on loans and advances are calculated in the Interim Report on a pro rata basis on the basis of the presumed annual requirements.

4

Net commission income

€ millions	1/1–6/30/ 2004	1/1–6/30/ 2003
Securities and custodial services	548	509
Foreign trade operations/ money transfer operations	487	483
Lending operations	219	207
Other service operations	139	130
Total	**1,393**	**1,329**

5

Gains less losses arising from trading securities (trading profit)

€ millions	1/1–6/30/ 2004	1/1–6/30/ 2003
Equity contracts	173	117
Interest rate and currency contracts	271	370
Total	**444**	**487**

This item includes interest and dividend income totaling €535 million and refinancing costs totaling €339 million resulting from the balance of assets and liabilities held for trading purposes.

6

General administrative expenses

€ millions	1/1–6/30/ 2004	1/1–6/30/ 2003
Personnel expense	1,765	1,790
Other administrative expenses	1,050	1,113
Depreciation and amortization on intangible assets and property, plant and equipment	298	330
Total	**3,113**	**3,233**

7

Balance of other operating income and expenses

€ millions	1/1–6/30/ 2004	1/1–6/30/ 2003
Other operating income	185	163
Other operating expenses	94	113
Balance of other operating income and expenses	**91**	**50**

8

Balance of other income and expenses

€ millions	1/1–6/30/ 2004	1/1–6/30/ 2003
Other income	**—**	**—**
Other expenses	**176**	**279**
of which:		
Other taxes	4	9
Absorbed losses	107	40
Risk shield	65	230
Balance of other income and expenses	**(176)**	**(279)**

9

Earnings per share

	1/1–6/30/ 2004	1/1–6/30/ 2003
Net income (loss) adjusted for minority interest (€ millions)	208	(226)
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	285	(119)
Average number of shares	643,493,920	536,288,701
Earnings per share in € (excl. amortization of goodwill)	**0.44**	**(0.22)**
Earnings per share in €	**0.32**	**(0.42)**

The calculation of earnings per share includes the new shares arising from the capital increase in the average figure in the denominator of the ratio.

NOTES TO THE BALANCE SHEET

10

Assets held for trading purposes

€ millions	6/30/2004	12/31/2003
Debt securities and other fixed-income securities	32,135	30,798
Equity securities and other variable-yield securities	5,536	3,660
Positive fair values from derivative financial instruments	34,046	44,147
Other assets held for trading purposes	2,299	1,857
Total	**74,016**	**80,462**

11

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	6/30/2004	12/31/2003
Repayable on demand	12,104	12,482
With agreed maturities	41,122	40,360
Total	**53,226**	**52,842**

12

Loans and advances to customers, broken down by maturity

€ millions	6/30/2004	12/31/2003
Repayable on demand	25,463	25,659
With agreed maturities	255,885	257,866
up to 3 months	32,818	31,338
from 3 months to 1 year	18,684	20,906
from 1 year to 5 years	57,323	56,616
from 5 years and over	147,060	149,006
Total	**281,348**	**283,525**

13

Total volume of lending

By content:

€ millions	6/30/2004	12/31/2003
Placements with, and loans and advances to, other banks	24,423	24,457
Loans and advances to customers	276,884	280,850
Contingent liabilities	32,894	33,037
Total	**334,201**	**338,344**

14

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances:

€ millions	2004	2003
Balance at January 1	**11,361**	**12,206**
Changes affecting income		
+ Gross additions	+1,351	+1,551
– Releases	(471)	(371)
Changes not affecting income		
+/– Changes due to make-up of group of consolidated companies	(70)	+12
– Use of existing loan-loss allowances	(566)	(314)
+/– Effects of currency translation and other changes not affecting income	+ 55	(253)
Balance at June 30	**11,660**	**12,831**

15

Investments

€ millions	6/30/2004	12/31/2003
Held-to-maturity investments		
Debt securities and other fixed-income securities	8,435	9,065
Available-for-sale investments	41,129	42,737
Non-consolidated subsidiaries	1,600	1,763
Participating interests	1,642	2,115
Debt securities and other fixed-income securities	29,971	28,431
Equity securities and other variable-yield securities	7,916	10,428
of which:		
long-term securities	4,646	6,860
Companies valued at equity	803	780
Investment property	401	418
Total	**50,768**	**53,000**

16

Deposits from other banks, broken down by maturity

€ millions	6/30/2004	12/31/2003
Repayable on demand	10,130	13,619
With agreed maturities	93,601	99,345
Total	**103,731**	**112,964**

17

Amounts owed to other depositors, broken down by maturity

€ millions	6/30/2004	12/31/2003
Savings deposits and home-loan savings deposits	35,751	34,539
Other liabilities	109,148	105,773
repayable on demand	51,131	48,379
with agreed maturities	58,017	57,394
Total	**144,899**	**140,312**

18

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	6/30/2004	12/31/2003
With agreed maturities		
up to 3 months	15,443	11,176
from 3 months to 1 year	12,332	15,984
from 1 year to 5 years	63,788	64,899
from 5 years and over	31,448	30,669
Total	**123,011**	**122,728**

19

Provisions

€ millions	6/30/2004	12/31/2003
Provisions for pensions		
and similar obligations	2,925	2,927
Tax obligations	2,536	2,554
Restructuring provisions	140	142
Allowances for losses		
on guarantees and indemnities	619	522
Other provisions	682	702
Total	**6,902**	**6,847**

20

Subordinated capital

€ millions	6/30/2004	12/31/2003
Subordinated liabilities	12,815	13,155
Participating certificates		
outstanding	2,010	1,952
Hybrid capital instruments	4,142	4,076
Total	**18,967**	**19,183**

21

Treasury stock

The purchase of treasury stock during the reporting period was carried out on the basis of the authorization issued under the resolutions passed at the Annual Shareholders' Meetings of May 14, 2003 and April 29, 2004 in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, and in accordance with the applicable legal requirements for reportable securities trading, a total of 88,899,978 shares of HVB AG stock were purchased by the Bank and its controlled or majority-owned companies at the prevailing daily market prices and 86,868,023 shares of HVB AG were sold at the prevailing daily market prices.

The shares were purchased at an average price of €16.62 per share, and resold at an average price of €16.69 per share. The shares acquired during the reporting period amount to the equivalent of €266.7 million, or 11.8% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 2,500,841, equivalent to €7.5 million or 0.33% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 4,796,662 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at June 30, 2004. This represents €14.4 million, or 0.64% of capital stock.

22

Contingent liabilities and other commitments

€ millions	6/30/2004	12/31/2003
Contingent liabilities[1]	32,921	33,060
of which:		
guarantees and indemnity agreements	32,894	33,037
Other commitments	56,577	58,422
of which:		
irrevocable credit commitments	49,907	51,575
Total	**89,498**	**91,482**

[1] Contingent liabilities are offset by contingent assets to the same amount

Futures contracts (derivatives)

The following derivative contracts were still outstanding at the reporting date. These figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

€ billions	Nominal amount		Counterparty risk	
	6/30/ 2004	12/31/ 2003	6/30/ 2004	12/31/ 2003
Interest rate derivatives	2,675	2,717	29	33
Foreign exchange derivatives	344	349	5	10
Equity/index derivatives	132	123	3	4
Credit derivatives	47	43	—	—
Other transactions	—	—	—	—
Total	**3,198**	**3,232**	**37**	**47**

Taking into account recognized netting agreements and collateral received in connection with OTC derivatives business brings about a €33 billion reduction in the exposure to counterparty risk (positive replacement values) to €4 billion (reduction of €40 billion to €7 billion at December 31, 2003).

23

Potential market risk of trading activities (value-at-risk)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products, and their related derivatives, change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2003, Consolidated Financial Statements and Outlook, starting on page 36).

Value-at-risk:

€ millions	6/30/2004	12/31/2003
Interest rate positions	25	17
Foreign exchange positions	33	17
Equity/index positions	66	60
Total	**124**	**94**

EXECUTIVE BOARDS

Members of the Supervisory Board

Dr. Maximilian Hackl
Honorary chairman
† June 25, 2004

Dr. Albrecht Schmidt
Chairman

Peter König
Deputy chairman

Dr. Hans-Jürgen Schinzler
Deputy chairman

Dr. Manfred Bischoff

Dr. Mathias Döpfner
since April 29, 2004

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
until March 25, 2004

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
from January 13, 2004
until April 29, 2004

Herbert Munker

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Board of Managing Directors

Dr. Stefan Jentzsch
Corporates & Markets
business segment

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Michael Mendel
Germany business segment

Dieter Rampl
Spokesman of the Board
of Managing Directors,
Human Resources Management

Gerhard Randa
Austria and CEE
business segment,
Chief Operating Officer (COO)

Dr. Wolfgang Sprissler
Chief Financial Officer (CFO)

QUARTERLY FIGURES

	Q2 (2004)	Q1 (2004)	Q4 (2003)	Q3 (2003)	Q2 (2003)[1]
Operating performance (€ millions)					
Net interest income	1,453	1,285	1,474	1,530	1,464
Provisions for losses on loans and advances	419	485	564	585	581
Net interest income after provisions for losses on loans and advances	1,034	800	910	945	883
Net commission income	692	701	728	738	659
Trading profit	182	262	111	222	246
General administrative expenses	1,571	1,542	1,535	1,603	1,603
Balance of other operating income and expenses	22	69	249	321	10
Operating profit (loss)	**359**	**290**	**463**	**623**	**195**
Net income from investments	120	19	(1,748)	(60)	5
Amortization of goodwill	39	38	974	53	53
Balance of other income and expenses	(104)	(72)	(217)	(142)	(256)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**336**	**199**	**(2,476)**	**368**	**(109)**
Taxes on income	111	88	65	74	97
Net income (loss) after taxes	**225**	**111**	**(2,541)**	**294**	**(206)**
Minority interest in net income (loss)	(70)	(58)	(68)	(98)	(11)
Consolidated profit (loss) after taxes	**155**	**53**	**(2,609)**	**196**	**(217)**
Earnings per share (excl. amortization of goodwill, €)	0.27	0.17	(3.05)	0.46	(0.30)
Earnings per share (€)	0.22	0.10	(4.86)	0.36	(0.40)

[1] Retroactive adjustment of second quarter 2003 due to retroactive economic effect of the Hypo Real Estate Group spin-off, spin-off date January 1, 2003 (pro forma view)

	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Key indicators (in %)[1]					
Return on equity after taxes					
(excl. amortization of goodwill)	4.3	3.3	(11.2)	1.3	(1.7)
Return on equity after taxes	3.2	1.9	(19.7)	(0.3)	(3.3)
Cost-income ratio (based on					
operating revenues)	66.7	66.6	63.0	64.0	68.2
Cost-income ratio					
(based on profit					
from ordinary activities)	68.4	69.3	97.4	69.9	74.2
Ratio of net commission income					
to operating revenues	29.9	30.3	27.6	27.4	27.7
Balance sheet figures (€ billions)					
Total assets	469.4	482.8	479.5	505.5	669.1
Total volume of lending	334.2	335.0	338.3	350.4	466.8
Shareholders' equity	13.4	11.1	10.3	10.4	12.9
Key capital ratios compliant					
with BIS rules					
Core capital (€ billions)	17.4	14.9	14.4	15.5	18.8
Equity funds (€ billions)	29.8	26.3	25.6	27.4	33.0
Risk assets (€ billions)	241.5	240.9	241.8	259.8	321.7
Core capital ratio (%)	7.2	6.2	5.9	6.0	5.8
Equity funds ratio (%)	11.3	10.0	9.7	9.5	9.4
Share information					
Share price (€)	14.62	15.94[2]	17.62[2]	11.76[2]	11.45[2]
Market capitalization (€ billions)	11.0	8.5[3]	9.8[3]	7.9[3]	7.7[3]

Employees[1]	57,874	59,575	60,214	61,776	64,004
Branch offices[1]	2,055	2,091	2,062	2,069	2,165

[1] Retroactive adjustment of first half of year due to retroactive economic effect of the Hypo Real Estate Group spin-off, spin-off date January 1, 2003 (pro forma view)

[2] HVB share price adjusted for subscription discount

[3] Before capital increase

FINANCIAL CALENDAR

Important dates 2004/2005

Third-quarter earnings	November 4, 2004
Preliminary annual results	February 24, 2005
Annual press conference	March 17, 2005
Annual analyst conference	March 17, 2005
Annual General Meeting of Shareholders	May 12, 2005
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich,	
Germany	
First-quarter earnings	May 12, 2005
Second-quarter earnings	July 28, 2005
Third-quarter earnings	October 27, 2005

Contacts

Should you have any questions about our reports, please contact our Investor Relations department by
calling +49 (0)89 378-25276,
faxing +49 (0)89 378-24083, or
e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

Internet

You will find a user-friendly interactive version of our Annual Report and Interim Report including a search function on our homepage: www.hvbgroup.com/reports

Shareholder publications

Annual Report (English/German)
Interim reports (English/German) for the first, second, and third quarters
Sustainability Report (revised edition available from late summer)
You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only).

Ordering

To order one of the publications listed here, please contact our Reporting Service by
calling +49 (0)89 8950-6075, or
faxing +49 (0)89 8950-6030.

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: August 4, 2004
Publication date: August 12, 2004

Printed in Germany

Zwischenbericht
zum 30. Juni 2004

82-3777

SEC MAIL PROCESSING
RECEIVED
AUG 23 2004
WASH, D.C. 155 SECTION

HVB Group

INHALT

BERICHT

FINANCIAL HIGHLIGHTS

Kennzahlen (in %)	1.1.–30.6.2004	2003
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	4,3	–11,2
Eigenkapitalrentabilität nach Steuern	3,2	–19,7
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen)	7,9	– 6,9
Eigenkapitalrentabilität vor Steuern	6,9	–14,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,7	63,0
Anteil Provisionsüberschuss an den operativen Erträgen	29,9	27,6

Erfolgszahlen	1.1.–30.6.2004	1.1.–30.6.2003
Betriebsergebnis (in Mio €)	649	346
Gewinn/Verlust (in Mio €)	208	– 226
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	0,44	– 0,22
Ergebnis je Aktie (in €)	0,32	– 0,42

Bilanzzahlen (in Mrd €)	30.6.2004	31.12.2003
Bilanzsumme	469,4	479,5
Kreditvolumen	334,2	338,3
Bilanzielles Eigenkapital	13,4	10,3

Bankaufsichtsrechtliche Kapitalkennzahlen nach BIZ	30.6.2004	31.12.2003
Kernkapital (in Mrd €)	17,4	14,4
Eigenmittel (in Mrd €)	29,8	25,6
Risikoaktiva (in Mrd €)	241,5	241,8
Kernkapitalquote (in %)	7,2	5,9
Eigenmittelquote (in %)	11,3	9,7

Aktie	1.1.–30.6.2004	2003
Börsenkurs: Stichtag (in €)	14,62	17,62[1]
Höchststand (in €)	21,13	19,26[1]
Tiefststand (in €)	13,05	5,47[1]
Börsenkapitalisierung Stichtag (in Mrd €)	11,0	9,8[2]

	30.6.2004	31.12.2003
Mitarbeiter	57 874	60 214
Geschäftsstellen	2 055	2 062

[1] HVB-Aktienkurs um Bezugsrechtsabschlag bereinigt.
[2] Vor Kapitalerhöhung.

Gesamtwirtschaftliche Entwicklung im zweiten Quartal 2004

Der globale Aufschwung hat zuletzt weiter an Breite gewonnen. In den USA strahlt die hohe Wachstumsdynamik zunehmend auf den Arbeitsmarkt aus, was die Zentralbank der Vereinigten Staaten von Amerika (FED) zu ihrer ersten Zinserhöhung seit vier Jahren bewogen hat. Die weltweite konjunkturelle Aufwärtsbewegung greift zudem immer stärker auf die EWU und Deutschland über. Davon profitieren insbesondere die Ausfuhren, die zuletzt wieder mit zweistelligen Zuwächsen glänzen konnten. Die anhaltend zur Schwäche neigende Binnennachfrage, insbesondere in Deutschland steht allerdings einer ausgeprägten Erholung entgegen, sodass sich die Dynamik in Europa im zweiten Quartal nicht weiter beschleunigt haben dürfte und damit weiterhin klar hinter der in den USA oder Asien zurückbleibt.

Angesichts der langanhaltenden und die konjunkturelle Erholung gefährdenden Kraftlosigkeit der Inlandsnachfrage hat sich die wirtschaftspolitische Diskussion beschleunigt. In Deutschland beispielsweise wurde der letzte und wichtigste Baustein der Arbeitsmarktreformen (Hartz IV) verabschiedet. Vor allem aber ergreifen zunehmend Arbeitgeber und Gewerkschaften die Initiative. Sowohl auf betrieblicher Ebene (Siemens, DaimlerChrysler) als auch im Rahmen von Tarifabschlüssen (Bankgewerbe) kam es zu beschäftigungsfördernden Vereinbarungen, die zum Teil mit alten Tabus gebrochen haben. Auch wenn deren positive Auswirkungen erst mittelfristig erkennbar sind, zeigen sie doch die Veränderungsbereitschaft und vor allem die Reformfähigkeit der deutschen und europäischen Wirtschaft.

Branchenentwicklung

Bei einer unverändert zögerlichen gesamtwirtschaftlichen Belebung und weiterhin verhaltenen Nachfrage nach Finanzdienstleistungen hat sich die operative Ertragssituation der inländischen Kreditinstitute im Verlauf des zweiten Quartals 2004 weiter stabilisiert. Zwar konnte der deutsche Aktienmarkt im zweiten Quartal leicht zulegen, die Rentenmärkte dagegen tendierten schwächer. Dies ist u. a. auf die Steigerung der Renditen zehnjähriger Staatsanleihen im Vergleich zum Vorquartal zurückzuführen.

Die steilere Zinsstrukturkurve und das risikoadjustierte Pricing vieler Institute konnten die stagnierende Nachfrage im Kreditgeschäft nur zum Teil kompensieren.

Die Belastungen aus der Kreditrisikovorsorge gingen branchenweit spürbar zurück. Die gegenüber Vorjahr niedrigeren Zuführungsquoten zeigen deutliche Entspannungstendenzen. Dieser Trend dürfte sich auch im zweiten Halbjahr fortsetzen. Nach den tiefgreifenden Restrukturierungsmaßnahmen der vergangenen Jahre blieb das Kostenniveau im Sektor weitgehend stabil. Wir gehen davon aus, dass sich im Jahresverlauf sowohl die konjunkturellen Rahmenbedingungen als auch die Kapitalmärkte eher verhalten entwickeln und die Ertragsdynamik in der Branche weiterhin bremsen werden.

Strategieprogramm »Mit Europa wachsen« konsequent umgesetzt

Mit dem Transformationsprogramm 2003 hatten wir zunächst die Voraussetzungen für eine kontinuierliche Stärkung unserer Ertragskraft im Kundengeschäft und damit zur nachhaltigen Erhöhung unserer Rentabilität geschaffen. Durch die Anfang April erfolgreich abgeschlossene Kapitalerhöhung, über die wir im Zwischenbericht zum 31. März 2004 bereits ausführlich berichteten, konnten wir die Grundlage für einen profitablen Ausbau unserer führenden Marktposition im Herzen Europas legen. Hierzu haben wir unser Strategieprogramm »Mit Europa wachsen« verabschiedet, mit dem wir uns auf ein aktives Kapital- und Risikomanagement, die Erhöhung unserer Erträge sowie die anhaltende Schärfung unseres Geschäftsprofils konzentrieren.

Vor diesem Hintergrund haben wir im zweiten Quartal unsere Aktivitäten zur Steigerung der operativen Erträge und zur Gewinnung von Kunden in allen Kerngeschäftsfeldern weiter intensiviert. Im Kreditgeschäft haben wir unsere Politik strikt risikoadjustierter Margen konsequent beibehalten und im Neugeschäft angesichts sich derzeit stabilisierender Margen bewusst Zurückhaltung geübt. Im Provisionsgeschäft konzentrierten wir uns auf die Entwicklung innovativer Produkte für alle Kundengruppen und den nachhaltigen Ausbau unseres Cross-Selling-Ansatzes. Im Handel setzen wir weiterhin auf unseren stabilen, kundengetriebenen Geschäftsansatz. Wir erwarten, dass sich diese Maßnahmen im weiteren Jahresverlauf zunehmend positiv in der Erfolgsrechnung unseres Konzerns niederschlagen werden.

Anhaltende Optimierung der Konzernstrukturen

Bereits im Vorjahr sowie in den ersten drei Monaten dieses Jahres hatten wir uns von zahlreichen Beteiligungen ohne operativen oder strategischen Mehrwert getrennt. Mitte April haben wir diesen Prozess fortgesetzt und den im ersten Quartal angekündigten Verkauf unseres Anteils an der Brau und Brunnen AG abgeschlossen. Ebenfalls im April veräußerten wir unsere Anteile an der E.ON AG. Bei beiden Transaktionen erzielten wir erhebliche Buchgewinne, die im Finanzanlageergebnis des zweiten Quartals enthalten sind.

Nach der Erhöhung unseres Anteils an der Vereins- und Westbank AG, Hamburg, auf über 95% im März, hat die außerordentliche Hauptversammlung der Vereins- und Westbank AG im Juni ein Squeeze-Out-Verfahren beschlossen, um die Aktien der Minderheitsaktionäre an die HVB AG zu übertragen. Damit wurden entscheidende Voraussetzungen zur vollständigen Integration der Vereins- und Westbank AG in die HVB Group geschaffen. Durch diese Maßnahme erschließen wir uns ein Synergiepotenzial von rund 70 Mio € p. a. und stärken unsere Vertriebskraft in Norddeutschland.

Geschäftsverlauf und Kennzahlen

Der Geschäftsverlauf im zweiten Quartal dieses Jahres lag weitgehend im Rahmen unserer Erwartungen.

Im Vergleich mit dem ersten Halbjahr des Vorjahres haben wir bei, durch Entkonsolidierungseffekte bedingten, geringeren Erträgen das Betriebsergebnis nahezu verdoppelt und das Ergebnis vor Steuern von –38 Mio € auf 535 Mio € verbessert.

Im Ausblick des Financial Review (Geschäftsbericht 2003, Band Finanzbericht, Seiten 15 f.) hatten wir den angestrebten Zielkorridor für das Gesamtjahr 2004 angegeben. Die erwarteten Werte für das erste Halbjahr (1. 1.–30. 6. 2004 e) weichen von den anteiligen Jahreswerten geringfügig ab, da die Effekte aus der Anfang April vollständig abgeschlossenen Kapitalerhöhung erst ab dem zweiten Quartal in 2004 eingeplant wurden.

HVB Group in Mio €	**2004 e**	**1.1.–30.6. 2004 e**	**1.1.–30.6. 2004**
Gesamte operative Erträge	9600–10000	4780–4980	4666
Verwaltungsaufwendungen	6100–6300	3050–3150	3113
Kreditrisikovorsorge	1900–2100	950–1050	904
Betriebsergebnis	1400–1700	680– 830	649
Cost-Income-Ratio	63–65%	63–65%	66,7%

Im ersten Halbjahr liegen wir bei den Verwaltungsaufwendungen innerhalb der prognostizierten Bandbreite. Während die Kreditrisikovorsorge auf einen Wert unterhalb des Zielkorridors reduziert werden konnte, liegen wir bei den operativen Erträgen rund 2% unterhalb der Bandbreite.

Mit dem Betriebsergebnis von 649 Mio € verfehlen wir den Zielkorridor nur knapp.

Die Gewinn- und Verlustrechnung vom 1. Januar bis 30. Juni 2004 enthält auf Grund der im September 2003 mit Wirkung zum 1. Januar 2003 durchgeführten Abspaltung der Hypo Real Estate Group nicht die im Zwischenbericht zum 30. Juni 2003 aufgeführten Zahlen der alten HVB Group, sondern die seinerzeit im Segmentbericht dargestellten Zahlen der HVB Group neu.

Um eine bessere Vergleichbarkeit der aktuellen Zahlen mit den Vorjahreszahlen zu erreichen, geben wir in den nachfolgenden Erläuterungen zur Erfolgsentwicklung neben dem Vergleich mit den in der Gewinn- und Verlustrechnung ausgewiesenen Zahlen für das Halbjahr 2003 (HVB Group neu; vergleiche Seite 14) auch einen zusätzlichen Vorjahresvergleich mit den um laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und dem Contractual Trust Arrangement (CTA) sowie die Aufwendungen aus dem Risikoschirm bereinigten Vorjahreszahlen an (im Folgenden als »Entkonsolidierungseffekte« bezeichnet; vergleiche Seite 15).

Operative Erträge

Die gesamten operativen Erträge lagen insbesondere bedingt durch die Entkonsolidierungseffekte mit 4666 Mio € um 1,6% unterhalb des Vorjahreswerts. Bereinigt man hingegen die Vorjahreszahl um diese Effekte, haben wir die operativen Erträge um 3,2% gesteigert.

Im Vergleich zum Vorjahr hat sich der Zinsüberschuss deutlich um 139 Mio € (4,8%) reduziert. Bereinigt um die Entkonsolidierungseffekte in Höhe von 157 Mio € konnten wir im ersten Halbjahr eine leichte Steigerung des Zinsüberschusses erreichen. Dabei wurden die Volumensrückgänge durch den Abbau der Risikoaktiva entsprechend unseres Transformationsprogrammes durch Margenverbesserungen im Aktivgeschäft ausgeglichen. Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Der Provisionsüberschuss liegt mit 1393 Mio € um 4,8% (unter Berücksichtigung der Entkonsolidierungseffekte 9,9%) über dem Vorjahreswert. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen stieg auf 29,9% (2003: 28,0%).

Mit dem Handelsergebnis in Höhe von 444 Mio € in den ersten sechs Monaten 2004 haben wir den hohen Vorjahreswert nicht ganz erreicht.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen der HVB Group weisen wir mit 3113 Mio € im Vergleich zum Vorjahr um 3,7% niedriger aus, bereinigt um Entkonsolidierungseffekte sind sie geringfügig (+1,2%) angestiegen.

Die Cost-Income-Ratio ermitteln wir als Quotient des Verwaltungsaufwands und der gesamten operativen Erträge: Sie betrug im ersten Halbjahr 66,7% (1. Halbjahr 2003: 68,2%, ohne Entkonsolidierungseffekte: 68,0%).

Kreditrisikovorsorge

Für die neue HVB Group erwarten wir insgesamt eine Kreditrisikovorsorge 2004 in Höhe von 1809 Mio €, das sind anteilig für die ersten sechs Monate 904 Mio €. Dies entspricht einem Rückgang um 260 Mio € bzw. 22,3% gegenüber dem Wert, den wir für das erste Halbjahr des Vorjahres ausgewiesen haben.

Betriebsergebnis und Ergebnis vor Steuern

Das Betriebsergebnis verdoppelte sich nahezu in den ersten sechs Monaten um 303 Mio € (bzw. ohne Entkonsolidierungseffekte um 347 Mio €) auf 649 Mio €. Das Ergebnis des zweiten Quartals liegt mit 359 Mio € um fast ein Viertel über dem Ergebnis des Vorquartals. Damit setzt sich die nachhaltige Verbesserung des operativen Ergebnisses aus dem Geschäftsjahr 2003 fort. In dem Betriebsergebnis 2004 sind rund 53 Mio € Gewinn aus der Veräußerung des Bankhauses BethmannMaffei im ersten Quartal enthalten.

Das Finanzanlageergebnis liegt mit 139 Mio € bedingt vor allem durch den Verkauf unseres Anteilsbesitzes bei Brau und Brunnen und E.ON um 137 Mio € über dem Wert für die ersten sechs Monate des Vorjahres.

Geschäfts- oder Firmenwerte werden in unserem Abschluss nach IFRS im Geschäftsjahr 2004 letztmals planmäßig abgeschrieben. Der Aufwand hierfür belief sich in den ersten sechs Monaten dieses Jahres auf 77 Mio €. Dies bedeutet einen Rückgang von 30 Mio € (–28,0%) gegenüber dem Vorjahr und ist bedingt durch die am Jahresende 2003 vorgenommenen außerplanmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte, insbesondere auf den der Bank Austria Creditanstalt AG (BA-CA).

In den übrigen Erträgen und Aufwendungen ist die Risikoabschirmung für die Hypo Real Estate Group anteilig enthalten, die sich für dieses Jahr auf maximal 130 Mio € belaufen kann. Inwieweit diese Abschirmung benötigt wird, hängt vom weiteren Geschäftsverlauf der Hypo Real Estate Group ab. Wir haben sie zum 30. Juni 2004 anteilig mit 65 Mio € in unserer Erfolgsrechnung berücksichtigt. Darüber hinaus sind in dieser Position auch die gestiegenen Verlustübernahmen für Gesellschaften, die dem Segment WIM zugeordnet sind, enthalten.

Das Ergebnis vor Steuern erreicht 535 Mio € und liegt damit um 573 Mio € über dem Vorjahreswert bzw. um 370 Mio € über dem um Entkonsolidierungseffekte berei-

Ertragsteuern

In der Position Ertragsteuern weisen wir die tatsächlichen Steuern sowie latente Steuern für temporäre Unterschiede zwischen den Wertansätzen nach IFRS und den Steuerwerten aus. Die tatsächlichen Steuern ergeben sich aus den positiven Ergebnissen insbesondere unserer ausländischen Niederlassungen und Tochtergesellschaften, da hiermit steuerlich negative Inlandsergebnisse nicht verrechnet werden können.

Fremdanteile am Ergebnis

Nach dem IPO der BA-CA im Juli 2003 halten konzernfremde Gesellschafter 22,5% der Anteile an der BA-CA, denen damit ein entsprechender Anteil an den positiven Ergebnissen der BA-CA-Gruppe zusteht. Dies führt im Wesentlichen zu dem Anstieg der ausgewiesenen Fremdanteile am Ergebnis auf 128 Mio €. Im ersten Halbjahr 2003 hatte sich ein Anteil Konzernfremder am Ergebnis nach Steuern in Höhe von 31 Mio € ergeben.

Entwicklung in den einzelnen Geschäftsfeldern

Zum Betriebsergebnis in Höhe von 649 Mio € haben die Geschäftsfelder

Deutschland	58 Mio €
Österreich und CEE	346 Mio €
Corporates & Markets	371 Mio €
Workout Immobilien	−45 Mio €

beigetragen.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland konnte das Betriebsergebnis gegenüber dem periodenechten Vorjahreswert um 137 Mio € auf 58 Mio € steigern, obwohl das Vorjahresergebnis durch die Veräußerungsgewinne norisbank und Bank von Ernst begünstigt war und in 2004 die insgesamt positiven Ergebnisse aus den entkonsolidierten Gesellschaften norisbank, Bank von Ernst und Bethmann-Maffei sowie die Effekte aus dem CTA fehlen. In den nachfolgenden Tabellen stellen wir den Vergleich des ersten Halbjahres 2004 im Vergleich zu den unbereinigten periodenechten Vorjahreswerten dar.

Geschäftsfeld Deutschland

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
30.6.2004	951	825	230	—	2006
30.6.2003	1082	782	236	7	2107
Kreditrisikovorsorge					
30.6.2004	86	283	202	—	571
30.6.2003	123	385	185	—	693
Verwaltungsaufwand					
30.6.2004	869	389	119	—	1377
30.6.2003	963	405	118	7	1493
Betriebsergebnis					
30.6.2004	−4	153	−91	—	58
30.6.2003	−4	−8	−67	—	−79
Cost-Income-Ratio					
30.6.2004	91,4%	47,2%	51,7%	—	68,6%
30.6.2003	89,0%	51,8%	50,0%	—	70,9%

Zur besseren Vergleichbarkeit mit dem Vorjahr bereinigen wir in den nachfolgenden Erläuterungen die Vorjahreszahlen des Geschäftsfelds Deutschland und des Ressorts Privatkundengeschäft um die Entkonsolidierungseffekte.

Bereinigt steigerten wir das Betriebsergebnis im Geschäftsfeld Deutschland gegenüber dem Vorjahreswert um 181 Mio € kräftig, auch infolge des im ersten Quartal 2004 vereinnahmten Veräußerungsgewinns BethmannMaffei in Höhe von rund 53 Mio €. Dabei legten wir bei den bereinigten operativen Erträgen um 6% zu. Der Verwaltungsaufwand erhöhte sich ohne die Entkonsolidierungseffekte leicht um 2%. Die Cost-Income-Ratio verbesserte sich auf 68,6% gegenüber dem bereinigten Vorjahreswert (71,0%) spürbar. Neben der höheren Produktivität führte vor allem die deutlich reduzierte Kreditrisikovorsorge zur erfreulichen Entwicklung des Betriebsergebnisses.

Im Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) verringerte sich beim bereinigten Betriebsergebnis der Vorjahresverlust (–48 Mio €) bis zur Jahresmitte 2004 auf –4 Mio € überwiegend wegen des im ersten Quartal 2004 vereinnahmten Veräußerungsgewinns BethmannMaffei. Die bereinigten operativen Erträge erhöhten sich um 8% auf 951 Mio €. Dabei konnte der Provisionsüberschuss auch durch den Vertrieb attraktiver Anlageprodukte wie zum Beispiel die HVB-7/3-Anleihe gegenüber dem bereinigten Vorjahr zulegen. Trotz der Zunahme der Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio auf 91,4% (2003 bereinigt: 93,8%). Die deutlich rückläufige Kreditrisikovorsorge spiegelt die erwarteten Erfolge aus der Restrukturierung des Kreditportfolios wider.

Im Ressort Firmenkunden und freie Berufe konnten wir das Betriebsergebnis um 161 Mio € auf 153 Mio € steigern. Dabei erhöhten sich die operativen Erträge um 5% vor allem durch den Anstieg des Provisionsüberschusses (+20%). Hierbei haben insbesondere der gestiegene Absatz im Derivategeschäft mit Kunden und intensivierte Finanzierungsberatungen beigetragen. Der Zinsüberschuss blieb stabil. Bei rückläufigen Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio um rund 5 Prozentpunkte auf 47,2% deutlich.

Das Ressort Immobilien ist durch den immer noch stagnierenden bzw. in Teilsegmenten weiter rückläufigen Immobilienmarkt stark belastet. Dies drückt sich in einer gegenüber dem Vorjahr um 9% gestiegenen Kreditrisikovorsorge aus. Durch unseren strategisch bedingten Volumensrückgang hat der geringere Zinsüberschuss die operativen Erträge reduziert. Bei stabilen Verwaltungsaufwendungen erhöhte sich der Verlust beim Betriebsergebnis von –67 Mio € im Vorjahr auf –91 Mio € deutlich.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE konnte das Betriebsergebnis des Vorjahres im ersten Halbjahr 2004 kräftig um 82% auf 346 Mio € steigern. Die Cost-Income-Ratio verbesserte sich um 5 Prozentpunkte auf 66,6% bei weitgehend stabilen Verwaltungsaufwendungen durch den Anstieg der operativen Erträge um 10%. Daneben trug die um 10% reduzierte Kreditrisikovorsorge zum erfreulichen Anstieg des Betriebsergebnisses bei.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE nahmen die operativen Erträge um 3% zu. Dieser Anstieg resultiert aus dem leicht erhöhten Zinsüberschuss und dem Anstieg des Provisionsüberschusses infolge der freundlichen Entwicklung der Kapitalmärkte. Bei unveränderten Verwaltungsaufwendungen und stabiler Kreditrisikovorsorge erhöhte sich das Betriebsergebnis deutlich um 38%.

Im Ressort Firmenkunden in Österreich konnten wir das Betriebsergebnis um 42% steigern. Dazu trugen im Wesentlichen die um 10% höheren operativen Erträge bei. Der dazu proportionale Anstieg der Verwaltungsaufwendungen führte zu einer unveränderten Cost-Income-Ratio.

Sehr erfreulich entwickelte sich das Ressort Zentral- und Osteuropa (CEE) mit einem Anstieg des Betriebsergebnisses um das 1,5fache auf 182 Mio €. Dabei verbesserte sich die Cost-Income-Ratio kräftig um rund 13 Prozentpunkte auf 59,8% vor allem infolge der um 18% höheren operativen Erträge bei leicht rückläufigen Verwaltungsaufwendungen. Innerhalb der operativen Erträge konnte der deutlich verbesserte Zins- (+25%) und Provisionsüberschuss (+23%) den Rückgang des Handelsergebnisses überkompensieren. Die Kreditrisikovorsorge verringerte sich um 24%.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills 324 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 412 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Geschäftsfeld Österreich & Zentral- und Osteuropa

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Zentral- und Osteuropa	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge					
30.6.2004	618	495	562	—	1675
30.6.2003	599	450	475	—	1524
Kreditrisikovorsorge					
30.6.2004	47	122	44	—	213
30.6.2003	48	130	58	—	236
Verwaltungsaufwand					
30.6.2004	499	281	336	—	1116
30.6.2003	499	255	344	—	1098
Betriebsergebnis					
30.6.2004	72	92	182	—	346
30.6.2003	52	65	73	—	190
Cost-Income-Ratio					
30.6.2004	80,7%	56,8%	59,8%	—	66,6%
30.6.2003	83,3%	56,7%	72,4%	—	72,0%

Entwicklung im Geschäftsfeld Corporates & Markets

Die Ergebnisentwicklung des Geschäftsfelds Corporates & Markets ist im ersten Halbjahr 2004 durch rückläufige operative Erträge belastet. Hierfür ist im Wesentlichen die Reduzierung des Zinsüberschusses verantwortlich. Das Handelsergebnis konnten wir auf dem hohen Vorjahresniveau stabilisieren (+ 3%). Der Rückgang der operativen Erträge um 16% führte zusammen mit nahezu stabilen Verwaltungsaufwendungen zu einer Cost-Income-Ratio von 56,4% (Vorjahr: 48,0%). Dadurch ergab sich trotz rückläufiger Kreditrisikovorsorge ein um 18% geringeres Betriebsergebnis. Dennoch erreicht das Geschäftsfeld wie im Vorjahr den höchsten Ergebnisbeitrag innerhalb der HVB Group.

Die operativen Erträge des Ressorts Markets verringerten sich um 6% infolge des rückläufigen Zinsüberschusses. Das Handelsergebnis stabilisierte sich auf hohem Niveau. Trotz der um 4% rückläufigen Verwaltungsaufwendungen hat sich das Betriebsergebnis um 8% verringert.

Im Ressort Corporates reduzierten sich die operativen Erträge (– 30%) durch die rückläufige Entwicklung des Zinsüberschusses und des Provisionsüberschusses. Im Zinsüberschuss belastete neben dem Volumensabbau durch das Transformationsprogramm 2003 auch der Wegfall der im Vorjahr enthaltenen Erträge aus dem Verkauf des US-Real-Estate-Portfolios. Daneben führten höhere Verwaltungsaufwendungen, insbesondere bedingt durch Investitionen in zukunftsträchtige Produktfelder wie das Active Credit Portfolio Management, zu einer höheren Cost-Income-Ratio. Diese Entwicklung konnte von der halbierten Kreditrisikovorsorge nur teilweise kompensiert werden, sodass sich das Betriebsergebnis von 134 Mio € auf 76 Mio € reduzierte.

Geschäftsfeld Corporates & Markets

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
30. 6. 2004	677	386	– 4	1 059
30. 6. 2003	719	551	– 5	1 265
Kreditrisikovorsorge				
30. 6. 2004	—	91	—	91
30. 6. 2003	—	203	—	203
Verwaltungsaufwand				
30. 6. 2004	382	219	– 4	597
30. 6. 2003	398	214	– 5	607
Betriebsergebnis				
30. 6. 2004	295	76	—	371
30. 6. 2003	321	134	—	455
Cost-Income-Ratio				
30. 6. 2004	56,4%	56,7%	—	56,4%
30. 6. 2003	55,4%	38,8%	—	48,0%

VERMÖGENS- UND FINANZLAGE

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 30. Juni 2004 auf 469,4 Mrd €, das sind 10,1 Mrd € bzw. 2,1% weniger als zum Vorjahresende. Dies resultiert im Wesentlichen aus dem Rückgang der Handelsaktiva um 6,5 Mrd € sowie der Forderungen an Kunden und der Finanzanlagen um jeweils 2,2 Mrd €.

Das Kreditvolumen ging um 4,1 Mrd € auf 334,2 Mrd € zurück. Hierbei sind sowohl die Kredite und Darlehen an Kunden als auch die Eventualverbindlichkeiten rückläufig.

Auf der Passivseite erhöhten sich die Verbindlichkeiten gegenüber Kunden um 4,6 Mrd €. Dagegen nahmen die Verbindlichkeiten gegenüber Kreditinstituten um 9,2 Mrd € und die Handelspassiva um 7,4 Mrd € ab. Durch die Ausgabe von 214,4 Millionen neuen Aktien erhöhte sich das Gezeichnete Kapital um 40% bzw. 643 Mio € auf 2252 Mio €. Die Erhöhung der Kapitalrücklage um 2317 Mio € auf 11 612 Mio € ist ebenfalls fast ausschließlich auf die Kapitalerhöhung zurückzuführen. Damit stieg das bilanzielle Eigenkapital um 29,6% auf 13,4 Mrd €.

Risikoaktiva und Kapitalquoten

In 2003 haben wir unsere Risikoaktiva kräftig reduziert. Für 2004 planen wir – auf Basis einer erheblich verbesserten Kapitalbasis – ein moderates Risikoaktiva-Wachstum bis zu einer Höhe von 250 Mrd €. Zum 30. Juni 2004 beliefen sich die Risikoaktiva gemäß BIZ auf 241,5 Mrd €, das sind 0,3 Mrd € weniger als zum Jahresende 2003.

Das Kernkapital der HVB Group erhöhte sich durch die Kapitalerhöhung um rund 21% auf 17,4 Mrd €. Gegenüber den Werten am Jahresultimo 2003 haben wir sowohl die Kernkapitalquote von 5,9% auf 7,2% als auch die Eigenmittelquote von 9,7% auf 11,3% verbessert.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert im ersten Halbjahr 2004 durchschnittlich auf 1,3 (zum Jahresende 2003: 1,2).

SONSTIGE ANGABEN

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2003 angewandt (ausführlich dargestellt im Geschäftsbericht 2003, Band Finanzbericht, Seiten 52 ff.). In der Segmentberichterstattung sind die Steuerungsparameter (Ausstattung der Geschäftsfelder mit Kernkapital, Zinssätze zur Berechnung des Anlagenutzens) modifiziert. Vorjahreszahlen haben wir entsprechend angepasst. Bei der Berichterstattung über die Ressortergebnisse haben sich innerhalb der Geschäftsfelder Deutschland und Corporates & Markets Strukturverschiebungen ergeben.

Im Geschäftsfeld Deutschland wird die Kundengruppe »Investoren unter 5 Mio €« nunmehr dem Ressort Firmenkunden und freie Berufe (bisher kommerzielle Immobilienfinanzierung) zugeordnet; die Kundengruppe »durch Internet vermitteltes Baufinanzierungsgeschäft« zeigen wir im Ressort Privatkundengeschäft (bisher kommerzielle Immobilienfinanzierung).

Im Geschäftsfeld Corporates & Markets wird die Kundengruppe »Financial Institutions« nunmehr dem Ressort Markets (bisher Corporates) zugeordnet.

Die Vorjahreszahlen erstes Halbjahr 2003 und das erste Quartal 2004 wurden jeweils entsprechend angepasst.

Änderungen des Konsolidierungskreises

Das Bankhaus BethmannMaffei haben wir im ersten Quartal entkonsolidiert, nachdem der Verkauf im Januar 2004 abgeschlossen wurde. Die Bank Gornoslaski Bank Gispordarczy S. A., Kattowitz, haben wir verkauft und mit Wirkung ab 1. Mai 2004 entkonsolidiert. Neu in den Konsolidierungskreis aufgenommen haben wir im ersten Quartal 2004 die Central Profit Banka d.d. Sarajevo, Sarajevo, und die HVB Jelzálogbank Rt., Budapest.

Die Erst- und Entkonsolidierungen haben sich auf die Bilanz und Erfolgsrechnung der HVB Group nicht wesentlich ausgewirkt.

Ereignisse nach dem 30. Juni 2004

Die HVB AG hat im Mai mit der Falke Bank AG, Düsseldorf, einen Vertrag über den Erwerb der Westfalenbank AG, Bochum, zum Kaufpreis von 115 Mio € abgeschlossen. In der Hauptversammlung der Falke Bank AG vom 15. Juli 2004 wurde der zum Verkauf der Westfalenbank-Aktien erforderliche Genehmigungsbeschluss gefasst. Gegen diesen Beschluss wurde jedoch von einigen Aktionären der Falke Bank AG Widerspruch zu Protokoll erklärt, sodass die Vollzugsbedingungen für den Erwerb derzeit noch nicht erfüllt sind. HVB AG und Falke Bank AG haben sich daher darauf verständigt, dass die Übertragung der Westfalenbank-Aktien nur vorläufig und gegen Zahlung des Kaufpreises auf ein Treuhandkonto erfolgt. Wir gehen davon aus, dass die Vollzugsbedingungen bis Mitte August erfüllt werden und der Erwerb der Westfalenbank-Aktien dann endgültig vollzogen werden kann. Bei Nichteintritt der Vollzugsbedingungen würde unsere Bank den im Treuhandwege bezahlten Betrag, gegen Rückgabe der Aktien, zurückerhalten.

Die außerordentliche Hauptversammlung der Vereins- und Westbank AG hat am 24. Juni mit knapp 99% Zustimmung beschlossen, die Aktien der Minderheitsaktionäre der Vereins- und Westbank AG gegen Zahlung einer Barabfindung von 25,– € je Aktie an die HypoVereinsbank AG zu übertragen (Squeeze-Out-Beschluss); die Vereins- und Westbank AG soll nach Eintragung des Squeeze-Out-Beschlusses im Wege der konzerninternen Verschmelzung auf die HVB AG übertragen werden. Die einmonatige Frist für die Erhebung von Anfechtungsklagen gegen den Squeeze-Out-Beschluss ist Ende Juli abgelaufen. Der Vereins- und Westbank AG sind bis zu diesem Datum keine Klagen gegen den Squeeze-Out-Beschluss förmlich zugestellt worden. Sofern und sobald der Vereins- und Westbank AG eine Klage gegen den Squeeze-Out-Beschluss zugestellt wird, ist beabsichtigt ein Freigabeverfahren einzuleiten, damit der Squeeze-Out-Beschluss möglichst rasch eingetragen und die andernfalls durch die Klage eintretende Verzögerung vermieden werden kann.

Wir halten derzeit jedoch an unserem Integrationsfahrplan fest und bereiten die rechtliche Verschmelzung der Vereins- und Westbank AG auf die HypoVereinsbank AG rückwirkend zum 1. Juli 2004 vor. Die technische Integration soll dann Ende des 1. Quartals 2005 abgeschlossen sein.

AUSBLICK

Gesamtwirtschaftliche Entwicklung

Global zeichnet sich eine allmähliche Verlangsamung der Aufwärtsbewegung ab. Eine graduell straffende Geldpolitik sowie die Rücknahme der ausgesprochen expansiven Fiskalpolitik in den USA sprechen für eine Verlangsamung des US-Wachstums von 4,5% in 2004 auf 3,25% im kommenden Jahr. Die Weltwirtschaft insgesamt dürfte in 2005 noch mit 3% zulegen, nach 4% in diesem Jahr.

Damit sind aber auch die Aussichten auf eine weitere Beschleunigung des Wachstums in Europa gering. Allerdings erwarten wir für Europa – anders als in den USA oder der Weltwirtschaft – in den kommenden 18 Monaten eine unveränderte konjunkturelle Entwicklung (BIP 2004 und 2005: + 1,5%). Dies liegt in erster Linie daran, dass die Wirtschaftspolitik im kommenden Jahr kaum restriktiver ausfallen dürfte als in 2004. Zudem rechnen wir mit einer verhaltenen Besserung des privaten Verbrauchs.

An den Kapitalmärkten werden die Zinsen weiter steigen. Die FED wird den US-Leitzins in kleinen Schritten bis Ende 2005 auf ca. 3,25% heraufschleusen. Auch in Europa dürften die Notenbanken die monetären Zügel anziehen. Angesichts des in Europa schwächeren Wachstums sowie den deutlich geringeren Inflationsgefahren wird die EZB jedoch erst im zweiten Quartal 2005 den Refi-Satz anheben. Steigende Geldmarktsätze werden auch die Kapitalmarktzinsen nach oben ziehen. Dabei dürfte der Renditeanstieg in den USA akzentuierter ausfallen (Mitte 2005 Rendite 10-jähriger US Staatsanleihen: rund 6%), während die vergleichbaren europäischen Zinsen nur knapp über 5% hinaus steigen werden.

Ergebnisentwicklung der HVB Group

Die im Risikobericht (Geschäftsbericht 2003, Band Finanzbericht, Risk Report, Seiten 18 bis 43) erläuterten Risiken der zukünftigen Entwicklung der HVB Group haben sich insgesamt im bisherigen Jahresverlauf nicht wesentlich verändert, außer einem signifikanten Rückgang des Risikokapitals auf Risiken aus Anteils-/Beteiligungsbesitz nach der vollständigen Veräußerung unserer Anteile an der Allianz und der Reduzierung unseres Anteils an der Münchener Rückversicherungsgesellschaft.

Im ersten Halbjahr 2004 konnten wir unsere ambitionierten Ziele bei der Kreditrisikovorsorge übererfüllen und bei den Verwaltungsaufwendungen erreichen. Beim Betriebsergebnis haben wir den Zielkorridor nur leicht verfehlt, liegen aber deutlich über dem Vorjahr und über dem Vorquartal. Wir halten an unseren Zielen fest und werden den eingeschlagenen Weg mit unserem Programm »Mit Europa wachsen« konsequent weiter gehen.

Unsere Erwartungen für das Geschäftsjahr 2004, die wir im Ausblick des Financial Review 2003 (Geschäftsbericht 2003, Band Finanzbericht, Seiten 15 f.) beschrieben haben, bleiben unverändert.

Mit dem Kursverlauf unserer Aktie im zweiten Quartal sind wir nicht zufrieden. Nach dem erfolgreichen Abschluss der Kapitalerhöhung Anfang April entwickelte sich der Kurs der HVB-Aktie zwar zunächst mit dem Deutschen-Aktien-Index DAX. Infolge des unter den Markterwartungen liegenden Ergebnisses des ersten Quartals geriet die HVB-Aktie Ende April jedoch erheblich unter Druck. Der Kursverlauf stabilisierte sich im Mai und Juni und verlief erneut parallel zum Gesamtmarkt. Gegenüber dem Prime-Banks-Index konnte die HVB-Aktie in diesem Zeitraum sogar um ca. 5% zulegen. Bei volatilen Aktienmärkten entwickelte sich unsere Aktie im gesamten zweiten Quartal rund 8% schwächer als der DAX.

Mit Wirkung zum 21. Juni 2004 hat die Deutsche Börse die Gewichtung der HVB-Aktie im Deutschen-Aktienindex DAX angepasst. Die HypoVereinsbank ist mit 2,0% (vorher: 1,23%) weiterhin als zweitgrößter Wert unter den Finanztiteln gewichtet.

HVB-Aktie im Vergleich zu DAX und Prime Banks


HVB-Aktie in € vom 31.3. bis 30.6.2004
18
16,5
15
13,5
31.3.
7.4.
14.4.
21.4.
28.4.
5.5.
12.5.
19.5.
26.5.
2.6.
9.6.
16.6.
23.6.
30.6.
HVB-Aktie
DAX indexiert auf HVB
Prime Banks indexiert auf HVB

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. JUNI 2004

Erträge/Aufwendungen	Notes	1.1.–30.6.2004	1.1.–30.6.2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		8 601	10 411	–1 810	– 17,4
Zinsaufwendungen		5 863	7 534	–1 671	– 22,2
Zinsüberschuss	2	2 738	2 877	– 139	– 4,8
Kreditrisikovorsorge	3	904	1 164	– 260	– 22,3
Zinsüberschuss nach Kreditrisikovorsorge		1 834	1 713	+ 121	+ 7,1
Provisionserträge		1 713	1 614	+ 99	+ 6,1
Provisionsaufwendungen		320	285	+ 35	+ 12,3
Provisionsüberschuss	4	1 393	1 329	+ 64	+ 4,8
Handelsergebnis	5	444	487	– 43	– 8,8
Verwaltungsaufwand	6	3 113	3 233	– 120	– 3,7
Saldo sonstige betriebliche Erträge/Aufwendungen	7	91	50	+ 41	+ 82,0
Betriebsergebnis		**649**	**346**	**+ 303**	**+ 87,6**
Finanzanlageergebnis		139	2	+ 137	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		77	107	– 30	– 28,0
Saldo übrige Erträge/Aufwendungen	8	–176	– 279	+ 103	+ 36,9
Ergebnis der gewöhnlichen Geschäftstätigkeit/					
Ergebnis vor Steuern		**535**	**– 38**	**+ 573**	
Ertragsteuern		199	157	+ 42	+ 26,8
Ergebnis nach Steuern		**336**	**– 195**	**+ 531**	
Fremdanteile am Ergebnis		–128	– 31	– 97	>–100,0
Gewinn/Verlust		**208**	**– 226**	**+ 434**	

	Notes	1.1.–30.6.2004	1.1.–30.6.2003
		in €	in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	9	0,44	– 0,22
Ergebnis je Aktie	9	0,32	– 0,42

Da zum 30. Juni 2004 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. JUNI 2004

Verglichen mit dem um Entkonsolidierungen bereinigten Vorjahr[1]

Erträge/Aufwendungen	1.1.–30.6.2004	1.1.–30.6.2003	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	2738	2720	+ 18	+ 0,7
Kreditrisikovorsorge	904	1143	– 239	– 20,9
Zinsüberschuss nach Kreditrisikovorsorge	1834	1577	+ 257	+ 16,3
Provisionsüberschuss	1393	1267	+ 126	+ 9,9
Handelsergebnis	444	486	– 42	– 8,6
Verwaltungsaufwand	3113	3077	+ 36	+ 1,2
Saldo sonstige betriebliche Erträge/Aufwendungen	91	49	+ 42	+ 85,7
Betriebsergebnis	**649**	**302**	**+ 347**	**>+ 100,0**
Finanzanlageergebnis	139	19	+ 120	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	77	107	– 30	– 28,0
Saldo übrige Erträge/Aufwendungen	–176	– 49	– 127	>– 100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**535**	**165**	**+ 370**	**>+ 100,0**
Ertragsteuern	199	154	+ 45	+ 29,2
Ergebnis nach Steuern	**336**	**11**	**+ 325**	**>+ 100,0**
Fremdanteile am Ergebnis	–128	– 31	– 97	>– 100,0
Gewinn/Verlust	**208**	**– 20**	**+ 228**	

[1] Vorjahreszahlen bereinigt um laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei, dem Contractual Trust Arrangement (CTA) und um die Aufwendungen aus dem Risikoschirm.

GEWINN- UND VERLUSTRECHNUNG VOM 1. APRIL BIS 30. JUNI 2004

Erträge/Aufwendungen	Notes	1.4.–30.6.2004	1.4.–30.6.2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		4 296	4 965	– 669	– 13,5
Zinsaufwendungen		2 843	3 501	– 658	– 18,8
Zinsüberschuss	2	1 453	1 464	– 11	– 0,8
Kreditrisikovorsorge	3	419	581	– 162	– 27,9
Zinsüberschuss nach Kreditrisikovorsorge		1 034	883	+ 151	+ 17,1
Provisionserträge		859	793	+ 66	+ 8,3
Provisionsaufwendungen		167	134	+ 33	+ 24,6
Provisionsüberschuss	4	692	659	+ 33	+ 5,0
Handelsergebnis	5	182	246	– 64	– 26,0
Verwaltungsaufwand	6	1 571	1 603	– 32	– 2,0
Saldo sonstige betriebliche Erträge/Aufwendungen	7	22	10	+ 12	>+100,0
Betriebsergebnis		**359**	**195**	**+ 164**	**+ 84,1**
Finanzanlageergebnis		120	5	+ 115	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		39	53	– 14	– 26,4
Saldo übrige Erträge/Aufwendungen	8	– 104	– 256	+ 152	+ 59,4
Ergebnis der gewöhnlichen Geschäftstätigkeit/					
Ergebnis vor Steuern		**336**	**– 109**	**+ 445**	
Ertragsteuern		111	97	+ 14	+ 14,4
Ergebnis nach Steuern		**225**	**– 206**	**+ 431**	
Fremdanteile am Ergebnis		– 70	– 11	– 59	>–100,0
Gewinn/Verlust		**155**	**– 217**	**+ 372**	

	Notes	1.4.–30.6.2004	1.4.–30.6.2003
		in €	in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	9	0,27	– 0,30
Ergebnis je Aktie	9	0,22	– 0,40

GEWINN- UND VERLUSTRECHNUNG VOM 1. APRIL BIS 30. JUNI 2004

Verglichen mit dem um Entkonsolidierungen bereinigten Vorjahr[1]

Erträge/Aufwendungen	1.4.–30.6.2004	1.4.–30.6.2003	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	1453	1385	+ 68	+ 4,9
Kreditrisikovorsorge	419	568	– 149	– 26,2
Zinsüberschuss nach Kreditrisikovorsorge	1034	817	+ 217	+ 26,6
Provisionsüberschuss	692	629	+ 63	+ 10,0
Handelsergebnis	182	245	– 63	– 25,7
Verwaltungsaufwand	1571	1528	+ 43	+ 2,8
Saldo sonstige betriebliche Erträge/Aufwendungen	22	9	+ 13	>+ 100,0
Betriebsergebnis	**359**	**172**	**+ 187**	**>+ 100,0**
Finanzanlageergebnis	120	18	+ 102	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	39	53	– 14	– 26,4
Saldo übrige Erträge/Aufwendungen	– 104	– 26	– 78	>– 100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/				
Ergebnis vor Steuern	**336**	**111**	**+ 225**	**>+ 100,0**
Ertragsteuern	111	95	+ 16	+ 16,8
Ergebnis nach Steuern	**225**	**16**	**+ 209**	**>+ 100,0**
Fremdanteile am Ergebnis	– 70	– 11	– 59	>– 100,0
Gewinn/Verlust	**155**	**5**	**+ 150**	**>+ 100,0**

[1] Vorjahreszahlen bereinigt um laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei, dem Contractual Trust Arrangement (CTA) und um die Aufwendungen aus dem Risikoschirm.

BILANZ
ZUM 30. JUNI 2004

Aktiva	Notes	30.6.2004	31.12.2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		6694	5708	+ 986	+ 17,3
Handelsaktiva	10	74016	80462	– 6446	– 8,0
Forderungen an Kreditinstitute	11	53226	52842	+ 384	+ 0,7
Forderungen an Kunden	12	281348	283525	– 2177	– 0,8
Wertberichtigungen auf Forderungen	14	–11660	–11361	– 299	– 2,6
Finanzanlagen	15	50768	53000	– 2232	– 4,2
Sachanlagen		2899	3001	– 102	– 3,4
Immaterielle Vermögenswerte		2688	2721	– 33	– 1,2
Sonstige Aktiva		9400	9557	– 157	– 1,6
Summe der Aktiva		**469379**	**479455**	**– 10076**	**– 2,1**

Passiva	Notes	30.6.2004	31.12.2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	16	103731	112964	– 9233	– 8,2
Verbindlichkeiten gegenüber Kunden	17	144899	140312	+ 4587	+ 3,3
Verbriefte Verbindlichkeiten	18	123011	122728	+ 283	+ 0,2
Handelspassiva		47860	55233	– 7373	– 13,3
Rückstellungen	19	6902	6847	+ 55	+ 0,8
Sonstige Passiva		8193	9400	– 1207	– 12,8
Nachrangkapital	20	18967	19183	– 216	– 1,1
Anteile in Fremdbesitz		2452	2476	– 24	– 1,0
Eigenkapital		13364	10312	+ 3052	+ 29,6
Gezeichnetes Kapital		2252	1609	+ 643	+ 40,0
Kapitalrücklage		11612	9295	+ 2317	+ 24,9
Gewinnrücklagen		—	—	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen		32	– 40	+ 72	
Bewertungsänderungen von Finanzinstrumenten		– 740	– 552	– 188	– 34,1
AfS-Rücklage		143	326	– 183	– 56,1
Hedge-Rücklage		– 883	– 878	– 5	– 0,6
Konzerngewinn 2003		—	—	—	—
Gewinn/Verlust 1.1.–30.6.		208	—	+ 208	+ 100,0
Summe der Passiva		**469379**	**479455**	**– 10076**	**– 2,1**

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2004	2003
Eigenkapital zum 1. 1.	**10 312**	**11 253**
Veränderungen 1.1.–30.6.		
Gezeichnetes Kapital		
Zugang aus Barkapitalerhöhung	643	—
Kapitalrücklage		
Bestandsveränderungen und Ergebnis eigener Aktien	17	—
Zugang aus Barkapitalerhöhung	2 300	—
Gewinnrücklagen		
Sonstige Veränderungen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	72	42
Bewertungsänderungen von Finanzinstrumenten	–188	–743
Konzerngewinn 2003 (Ausschüttung der HVB AG)[1]	—	—
Gewinn/Verlust 1.1.–30.6.	208	–226
Eigenkapital zum 30. 6.	**13 364**	**10 326**

[1] Die HVB AG hat im Geschäftsjahr 2003 keinen Bilanzgewinn erzielt. Deshalb erfolgte für dieses Geschäftsjahr keine Dividendenzahlung.

KAPITALFLUSSRECHNUNG

in Mio €	2004	2003
Zahlungsmittelbestand zum 1. 1.	**5 708**	**5 259**
Cashflow aus operativer Geschäftstätigkeit	–3 666	–2 583
Cashflow aus Investitionstätigkeit	2 027	4 176
Cashflow aus Finanzierungstätigkeit	2 592	–995
Effekte aus Wechselkursänderungen	33	–58
Zahlungsmittelbestand zum 30. 6.	**6 694**	**5 799**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

1

Segmentberichterstattung
Erfolgsentwicklung nach Geschäftsfeldern vom 1. Januar bis 30. Juni 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–30.6.2004	1 328	1 046	441	– 9	– 68	2 738
1.1.–30.6.2003	1 478	940	651	– 9	–183	2 877
Kreditrisikovorsorge						
1.1.–30.6.2004	571	213	91	30	– 1	904
1.1.–30.6.2003	693	236	203	30	2	1 164
Provisionsüberschuss						
1.1.–30.6.2004	595	602	195	—	1	1 393
1.1.–30.6.2003	597	536	211	—	–15	1 329
Handelsergebnis						
1.1.–30.6.2004	—	27	408	—	9	444
1.1.–30.6.2003	3	48	397	—	39	487
Verwaltungsaufwand						
1.1.–30.6.2004	1 377	1 116	597	4	19	3 113
1.1.–30.6.2003	1 493	1 098	607	14	21	3 233
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.–30.6.2004	83	—	15	– 2	– 5	91
1.1.–30.6.2003	29	—	6	– 3	18	50
Betriebsergebnis						
1.1.–30.6.2004	58	346	371	– 45	– 81	649
1.1.–30.6.2003	– 79	190	455	– 56	–164	346
Finanzanlageergebnis						
1.1.–30.6.2004	– 7	–13	– 7	—	166	139
1.1.–30.6.2003	– 4	30	– 9	—	–15	2
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.–30.6.2004	10	42	20	—	5	77
1.1.–30.6.2003	9	65	31	—	2	107

Erfolgsentwicklung nach Geschäftsfeldern
vom 1. Januar bis 30. Juni 2004 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/Aufwendungen						
1.1.–30.6.2004	– 4	– 1	– 1	– 104	– 66	– 176
1.1.–30.6.2003	– 5	– 1	– 2	– 36	– 235	– 279
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.–30.6.2004	37	290	343	– 149	14	535
1.1.–30.6.2003	– 97	154	413	– 92	– 416	– 38
darunter:						
Bank Austria Creditanstalt-Gruppe						
1.1.–30.6.2004		290	39		– 5	324
1.1.–30.6.2003		154	22		– 1	175

Erfolgsentwicklung nach Geschäftsfeldern
Quartalsübersicht

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1. Quartal 2004	677	500	171	- 3	- 60	1 285
2. Quartal 2004	651	546	270	- 6	- 8	1 453
¼ von 2003	723	485	338	- 3	- 73	1 470
Kreditrisikovorsorge						
1. Quartal 2004	281	107	85	12	—	485
2. Quartal 2004	290	106	6	18	- 1	419
¼ von 2003	364	115	83	14	2	578
Provisionsüberschuss						
1. Quartal 2004	310	290	101	—	—	701
2. Quartal 2004	285	312	94	—	1	692
¼ von 2003	309	277	113	—	—	699
Handelsergebnis						
1. Quartal 2004	—	11	242	—	9	262
2. Quartal 2004	—	16	166	—	—	182
¼ von 2003	1	26	163	—	15	205
Verwaltungsaufwand						
1. Quartal 2004	689	555	295	2	1	1 542
2. Quartal 2004	688	561	302	2	18	1 571
¼ von 2003	736	571	272	3	11	1 593
Saldo sonstige betriebliche Erträge/Aufwendungen						
1. Quartal 2004	62	1	7	- 2	1	69
2. Quartal 2004	21	- 1	8	—	- 6	22
¼ von 2003	131	9	2	- 1	14	155
Betriebsergebnis						
1. Quartal 2004	79	140	141	- 19	- 51	290
2. Quartal 2004	- 21	206	230	- 26	- 30	359
¼ von 2003	64	111	261	- 21	- 57	358
Finanzanlageergebnis						
1. Quartal 2004	- 2	- 1	- 11	—	33	19
2. Quartal 2004	- 5	- 12	4	—	133	120
¼ von 2003	- 7	16	2	—	- 463	- 452

Erfolgsentwicklung nach Geschäftsfeldern
Quartalsübersicht (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Abschreibungen auf Geschäfts- oder Firmenwerte						
1. Quartal 2004	4	21	10	—	3	38
2. Quartal 2004	6	21	10	—	2	39
1/4 von 2003	5	180	97	—	1	283
Saldo übrige Erträge/Aufwendungen						
1. Quartal 2004	− 1	− 1	—	− 37	− 33	− 72
2. Quartal 2004	− 3	—	− 1	− 67	− 33	− 104
1/4 von 2003	− 2	− 2	—	− 38	− 117	− 159
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1. Quartal 2004	72	117	120	− 56	− 54	199
2. Quartal 2004	− 35	173	223	− 93	68	336
1/4 von 2003	50	− 55	166	− 59	− 638	− 536
1/4 von 2003 (bereinigt um Sondereffekte)	− 66	80	250	− 59	− 52	153
darunter:						
Bank Austria Creditanstalt-Gruppe						
1. Quartal 2004		117	19		21	157
2. Quartal 2004		173	20		− 26	167
1/4 von 2003 (bereinigt um Sondereffekte)		80	14		4	98

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung	HVB Group
Cost-Income-Ratio						
(auf der Basis der operativen Erträge)						
1.1.–30.6.2004	68,6	66,6	56,4	—	—	66,7
1.1.–30.6.2003	70,9	72,0	48,0	—	—	68,2
1.1.–31.12.2003	63,2	71,6	44,1	—	—	63,0
Eigenkapitalrentabilität vor Steuern						
(bereinigt um Goodwill-						
abschreibungen)[2]						
1.1.–30.6.2004	1,4	15,6	19,4	—	—	7,9
1.1.–31.12.2003	3,5	16,5	24,8	—	—	- 6,9
Eigenkapitalrentabilität vor Steuern[2]						
1.1.–30.6.2004	1,1	13,6	18,3	—	—	6,9
1.1.–31.12.2003	3,2	- 7,3	15,6	—	—	-14,6
Eigenkapitalrentabilität nach Steuern						
(bereinigt um Goodwill-						
abschreibungen)[3]						
1.1.–30.6.2004	1,1	8,4	14,1	—	—	4,3
1.1.–31.12.2003	2,8	8,2	23,3	—	—	-11,2
Eigenkapitalrentabilität nach Steuern[3]						
1.1.–30.6.2004	0,7	6,1	12,8	—	—	3,2
1.1.–31.12.2003	2,5	-17,9	13,3	—	—	-19,7

[1] Kennzahlenwerte für das Segment »Workout Immobilien« ökonomisch nicht aussagekräftig.

[2] Ergebnis vor Steuern bzw. Ergebnis vor Steuern bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inkl. Fremdanteile.

[3] Jahresüberschuss/-fehlbetrag bzw. Jahresüberschuss/-fehlbetrag bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten).

2 Zinsüberschuss

in Mio €	1.1.–30.6. 2004	1.1.–30.6. 2003
Zinserträge aus		
Kredit- und Geldmarktgeschäften	7 510	9 155
festverzinslichen Wertpapieren und Schuldbuchforderungen	701	910
Aktien und anderen nicht festverzinslichen Wertpapieren	95	91
verbundenen Unternehmen	63	36
nach der Equity-Methode bewerteten Unternehmen	36	40
Beteiligungen	22	42
Immobilien des Finanzanlagebestandes	14	14
Zinsaufwendungen für		
Einlagen	2 952	4 077
Verbriefte Verbindlichkeiten	2 316	2 846
Nachrangkapital	509	537
Ergebnis aus dem Leasinggeschäft	**74**	**49**
Insgesamt	**2 738**	**2 877**

Zinsspannen:

in %	30.6.2004	30.6.2003
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,53	2,28
Auf Basis des durchschnittlichen Geschäftsvolumens	1,37	1,31

3 Kreditrisikovorsorge

in Mio €	1.1.–30.6. 2004	1.1.–30.6. 2003
Zuführungen	1 449	1 638
Wertberichtigungen auf Forderungen	1 351	1 551
Rückstellungen im Kreditgeschäft	98	87
Auflösungen	– 522	– 412
Wertberichtigungen auf Forderungen	– 471	– 371
Rückstellungen im Kreditgeschäft	– 51	– 41
Eingänge auf abgeschriebene Forderungen	– 23	– 62
Insgesamt	**904**	**1 164**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

4 Provisionsüberschuss

in Mio €	1.1.–30.6. 2004	1.1.–30.6. 2003
Wertpapier- und Depotgeschäft	548	509
Außenhandelsgeschäft/Zahlungsverkehr	487	483
Kreditgeschäft	219	207
Sonstiges Dienstleistungsgeschäft	139	130
Insgesamt	**1 393**	**1 329**

5
Handelsergebnis

in Mio €	1.1.–30.6. 2004	1.1.–30.6. 2003
Kursbezogene Geschäfte	173	117
Zins- und währungsbezogene Geschäfte	271	370
Insgesamt	**444**	**487**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 535 Mio € sowie Refinanzierungskosten, die aus dem Saldo der Handelsaktiva und Handelspassiva resultieren, in Höhe von 339 Mio € enthalten.

6
Verwaltungsaufwand

in Mio €	1.1.–30.6. 2004	1.1.–30.6. 2003
Personalaufwand	1 765	1 790
Andere Verwaltungsaufwendungen	1 050	1 113
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	298	330
Insgesamt	**3 113**	**3 233**

7
Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	1.1.–30.6. 2004	1.1.–30.6. 2003
Sonstige betriebliche Erträge	185	163
Sonstige betriebliche Aufwendungen	94	113
Saldo sonstige betriebliche Erträge/Aufwendungen	**91**	**50**

8
Saldo übrige Erträge/Aufwendungen

in Mio €	1.1.–30.6. 2004	1.1.–30.6. 2003
Übrige Erträge	–	–
Übrige Aufwendungen	**176**	**279**
darunter:		
Sonstige Steuern	4	9
Verlustübernahmen	107	40
Aufwendungen für Risikoabschirmung	65	230
Saldo übrige Erträge/Aufwendungen	**–176**	**–279**

9
Ergebnis je Aktie

	1.1.–30.6. 2004	1.1.–30.6. 2003
Gewinn/Verlust ohne Fremdanteile (in Mio €)	208	–226
Gewinn/Verlust ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte (in Mio €)	285	–119
Durchschnittliche Anzahl der Aktien	643 493 920	536 288 701
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	**0,44**	**–0,22**
Ergebnis je Aktie in €	**0,32**	**–0,42**

Bei der Berechnung des Ergebnisses je Aktie beziehen wir im Nenner der Kennziffer in den Durchschnittswert die neuen Aktien aus der Kapitalerhöhung mit ein.

ANGABEN ZUR BILANZ

10

Handelsaktiva

in Mio €	30.6.2004	31.12.2003
Schuldverschreibungen und andere festverzinsliche Wertpapiere	32 135	30 798
Aktien und andere nicht festverzinsliche Wertpapiere	5 536	3 660
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	34 046	44 147
Sonstige Handelsbestände	2 299	1 857
Insgesamt	**74 016**	**80 462**

11

Forderungen an Kreditinstitute nach Fristen

in Mio €	30.6.2004	31.12.2003
Täglich fällig	12 104	12 482
Befristet	41 122	40 360
Insgesamt	**53 226**	**52 842**

12

Forderungen an Kunden nach Fristen

in Mio €	30.6.2004	31.12.2003
Unbestimmte Laufzeiten	25 463	25 659
Befristet mit Restlaufzeit	255 885	257 866
bis 3 Monate	32 818	31 338
über 3 Monate bis 1 Jahr	18 684	20 906
über 1 Jahr bis 5 Jahre	57 323	56 616
über 5 Jahre	147 060	149 006
Insgesamt	**281 348**	**283 525**

13

Kreditvolumen

Aufteilung nach Inhalten:

in Mio €	30.6.2004	31.12.2003
Kredite und Darlehen an Kreditinstitute	24 423	24 457
Kredite und Darlehen an Kunden	276 884	280 850
Eventualverbindlichkeiten	32 894	33 037
Insgesamt	**334 201**	**338 344**

14

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	2004	2003
Bestand zum 1.1.	**11 361**	**12 206**
Erfolgswirksame Veränderungen		
+ Bruttozuführungen	+ 1 351	+ 1 551
– Auflösungen	– 471	– 371
Erfolgsneutrale Veränderungen		
+/– Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	– 70	+ 12
– Inanspruchnahme von bestehenden Wertberichtigungen	– 566	– 314
+/– Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	+ 55	– 253
Bestand zum 30.6.	**11 660**	**12 831**

15

Finanzanlagen

in Mio €	30.6.2004	31.12.2003
HtM-Finanzanlagen		
Schuldverschreibungen		
und andere		
festverzinsliche Wertpapiere	8 435	9 065
AfS-Finanzanlagen	41 129	42 737
Anteile an verbundenen		
nicht konsolidierten		
Unternehmen	1 600	1 763
Beteiligungen	1 642	2 115
Schuldverschreibungen		
und andere		
festverzinsliche Wertpapiere	29 971	28 431
Aktien und andere nicht		
festverzinsliche Wertpapiere	7 916	10 428
darunter:		
langfristig		
gehaltene Bestände	4 646	6 860
At-Equity bewertete		
Unternehmen	803	780
Als Finanzinvestition gehaltene		
Grundstücke und Gebäude	401	418
Insgesamt	**50 768**	**53 000**

16

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	30.6.2004	31.12.2003
Täglich fällig	10 130	13 619
Befristet	93 601	99 345
Insgesamt	**103 731**	**112 964**

17

Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	30.6.2004	31.12.2003
Spareinlagen und Einlagen		
aus dem Bauspargeschäft	35 751	34 539
Andere Verbindlichkeiten	109 148	105 773
täglich fällig	51 131	48 379
befristet	58 017	57 394
Insgesamt	**144 899**	**140 312**

18

Verbriefte Verbindlichkeiten nach Fristen

in Mio €	30.6.2004	31.12.2003
Befristet mit Restlaufzeit		
bis 3 Monate	15 443	11 176
über 3 Monate bis 1 Jahr	12 332	15 984
über 1 Jahr bis 5 Jahre	63 788	64 899
über 5 Jahre	31 448	30 669
Insgesamt	**123 011**	**122 728**

19

Rückstellungen

in Mio €	30.6.2004	31.12.2003
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2925	2927
Steuerverpflichtungen	2536	2554
Restrukturierungs-rückstellungen	140	142
Rückstellungen im Kreditgeschäft	619	522
Sonstige Rückstellungen	682	702
Insgesamt	**6902**	**6847**

20

Nachrangkapital

in Mio €	30.6.2004	31.12.2003
Nachrangige Verbindlichkeiten	12815	13155
Genussrechtskapital	2010	1952
Hybride Kapitalinstrumente	4142	4076
Insgesamt	**18967**	**19183**

21

Eigene Aktien

Der Erwerb eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 14. Mai 2003 und 29. April 2004 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 88 899 978 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 86 868 023 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 16,62 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 16,69 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 266,7 Mio € bzw. 11,8% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 2 500 841 Stück Aktien, das entspricht einem Betrag von 7,5 Mio € bzw. 0,33% des Grundkapitals.

Am 30. Juni 2004 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71 e Abs. 1 Satz 2 AktG insgeamt 4 796 662 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 14,4 Mio € bzw. einem Anteil von 0,64% des Grundkapitals.

22

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	30.6.2004	31.12.2003
Eventualverbindlichkeiten[1]	32 921	33 060
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	32 894	33 037
Andere Verpflichtungen	56 577	58 422
darunter:		
unwiderrufliche Kreditzusagen	49 907	51 575
Insgesamt	**89 498**	**91 482**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

in Mrd €	Nominalbetrag		Kontrahentenrisiko	
	30.6.2004	31.12.2003	30.6.2004	31.12.2003
Zinsbezogene Geschäfte	2 675	2 717	29	33
Währungsbezogene Geschäfte	344	349	5	10
Aktien-/indexbezogene Geschäfte	132	123	3	4
Kreditderivate	47	43	—	—
Sonstige Geschäfte	—	—	—	—
Insgesamt	**3 198**	**3 232**	**37**	**47**

Unter Einbeziehung anerkannter Netting-Vereinbarungen sowie unter Berücksichtigung erhaltener Sicherheiten im Rahmen des OTC-Derivategeschäfts reduziert sich das Kontrahentenrisiko (positive Bruttowiederbeschaffungswerte) der derivativen Geschäfte um 33 Mrd € auf 4 Mrd € (31. Dezember 2003: Reduktion um 40 Mrd € auf 7 Mrd €).

23

Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. Geschäftsbericht 2003, Band Finanzbericht, Seite 36 f.).

Value-at-Risk:

in Mio €	30.6.2004	31.12.2003
Zinsbezogene Geschäfte	25	17
Währungsbezogene Geschäfte	33	17
Aktien-/indexbezogene Geschäfte	66	60
Insgesamt	**124**	**94**

GREMIEN

Mitglieder des Aufsichtsrats

Dr. Maximilian Hackl
Ehrenvorsitzender
† 25. 6. 2004

Dr. Dr. h. c. Albrecht Schmidt
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender

Dr. Manfred Bischoff

Dr. Mathias Döpfner
seit 29. 4. 2004

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
bis 25. 3. 2004

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
vom 13. 1. 2004 bis 29. 4. 2004

Herbert Munker

Dr. Siegfried Sellitsch

Professor Dr. Wilhelm Simson

Professor Dr.
Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands

Dr. Stefan Jentzsch
Geschäftsfeld
Corporates & Markets

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Michael Mendel
Geschäftsfeld Deutschland

Dieter Rampl
Sprecher des Vorstands,
Human Resources Management

Gerhard Randa
Geschäftsfeld
Österreich und CEE,
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Chief Financial Officer (CFO)

QUARTALSÜBERSICHT

	2. Quartal 2004	1. Quartal 2004	4. Quartal 2003	3. Quartal 2003	2. Quartal 2003[1]
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 453	1 285	1 474	1 530	1 464
Kreditrisikovorsorge	419	485	564	585	581
Zinsüberschuss nach Kreditrisikovorsorge	1 034	800	910	945	883
Provisionsüberschuss	692	701	728	738	659
Handelsergebnis	182	262	111	222	246
Verwaltungsaufwand	1 571	1 542	1 535	1 603	1 603
Saldo sonstige betriebliche Erträge/Aufwendungen	22	69	249	321	10
Betriebsergebnis	**359**	**290**	**463**	**623**	**195**
Finanzanlageergebnis	120	19	– 1 748	– 60	5
Abschreibungen auf Geschäfts- oder Firmenwerte	39	38	974	53	53
Saldo übrige Erträge/Aufwendungen	– 104	– 72	– 217	– 142	– 256
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**336**	**199**	**– 2 476**	**368**	**– 109**
Ertragsteuern	111	88	65	74	97
Ergebnis nach Steuern	**225**	**111**	**– 2 541**	**294**	**– 206**
Fremdanteile am Ergebnis	– 70	– 58	– 68	– 98	– 11
Gewinn/Verlust	**155**	**53**	**– 2 609**	**196**	**– 217**
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	0,27	0,17	– 3,05	0,46	– 0,30
Ergebnis je Aktie in €	0,22	0,10	– 4,86	0,36	– 0,40

[1] Rückwirkende Anpassung des 2. Quartals 2003 wegen wirtschaftlicher Rückwirkung der Abspaltung der Hypo Real Estate Group zum Spaltungsstichtag 1. Januar 2003 (Pro-forma-Darstellung).

	30. Juni 2004	31. März 2004	31. Dez. 2003	30. Sept. 2003	30. Juni 2003
Kennzahlen (in %)[1]					
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	4,3	3,3	-11,2	1,3	-1,7
Eigenkapitalrentabilität nach Steuern	3,2	1,9	-19,7	-0,3	-3,3
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,7	66,6	63,0	64,0	68,2
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	68,4	69,3	97,4	69,9	74,2
Anteil Provisionsüberschuss an den operativen Erträgen	29,9	30,3	27,6	27,4	27,7
Bilanzzahlen (in Mrd €)					
Bilanzsumme	469,4	482,8	479,5	505,5	669,1
Kreditvolumen	334,2	335,0	338,3	350,4	466,8
Bilanzielles Eigenkapital	13,4	11,1	10,3	10,4	12,9
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	17,4	14,9	14,4	15,5	18,8
Eigenmittel (in Mrd €)	29,8	26,3	25,6	27,4	33,0
Risikoaktiva (in Mrd €)	241,5	240,9	241,8	259,8	321,7
Kernkapitalquote (in %)	7,2	6,2	5,9	6,0	5,8
Eigenmittelquote (in %)	11,3	10,0	9,7	9,5	9,4
Aktie					
Börsenkurs (in €)	14,62	15,94[2]	17,62[2]	11,76[2]	11,45[2]
Börsenkapitalisierung (in Mrd €)	11,0	8,5[3]	9,8[3]	7,9[3]	7,7[3]
Mitarbeiter[1]	57 874	59 575	60 214	61 776	64 004
Geschäftsstellen[1]	2 055	2 091	2 062	2 069	2 165

[1] Rückwirkende Anpassung des 1. Halbjahres 2003 wegen wirtschaftlicher Rückwirkung der Abspaltung der Hypo Real Estate Group zum Spaltungsstichtag 1. Januar 2003 (Pro-forma-Darstellung).

[2] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

[3] Vor Kapitalerhöhung.

FINANZKALENDER

Termine 2004/2005

Zwischenbericht zum 30. September 2004	Erscheinungstermin: 4. November 2004
Eckdaten zum Jahresabschluss 2004	24. Februar 2005
Bilanzpressekonferenz zum Jahresabschluss 2004	17. März 2005
Analystenkonferenz zum Jahresabschluss 2004	17. März 2005
Hauptversammlung	12. Mai 2005
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2005	Erscheinungstermin: 12. Mai 2005
Zwischenbericht zum 30. Juni 2005	Erscheinungstermin: 28. Juli 2005
Zwischenbericht zum 30. September 2005	Erscheinungstermin: 27. Oktober 2005

Ansprechpartner

Wenn Sie Fragen zu unseren Berichten haben, wenden Sie sich bitte an unsere Investor Relations-Abteilung:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvbgroup.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
www.hvbgroup.com/geschaeftsbericht und
www.hvbgroup.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht 2003 (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht (der neue Bericht ist ab Spätsommer 2004 verfügbar)
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvbgroup.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht
Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 4. 8. 2004
Auslieferung: 11. 8. 2004

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